Exhibit 99.1

CHECHE GROUP INC.

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

F-1

CHECHE GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	Note	As of December 31, 2023	As of June 30, 2024
		RMB	RMB

ASSETS
Current assets:
Cash and cash equivalents		243,392	133,117
Short-term investments		21,474	71,494
Accounts receivable, net	4	466,066	639,233
Prepayments and other current assets	5	49,321	52,912
Total current assets		780,253	896,756
Non-current assets:
Restricted cash		5,000	5,000
Property, equipment and leasehold improvement, net	6	1,667	2,479
Intangible assets, net	7	8,050	7,000
Right-of-use assets	8	10,249	10,021
Goodwill	2 l)	84,609	84,609
Other non-current assets		4,149	3,908
Total non-current assets		113,724	113,017
TOTAL ASSETS		893,977	1,009,773
LIABILITIES
Current liabilities
Accounts payable		316,868	467,552
Short-term borrowings	9	20,000	15,000
Contract liabilities	2 n)	4,295	3,274
Salary and welfare benefits payable		73,609	73,313
Tax payable	11	950	875
Amounts due to related party	20	55,251	58,801
Accrued expenses and other current liabilities	12	25,759	23,452
Short-term lease liabilities	8	3,951	4,730
Warrant	21	850	1
Total current liabilities		501,533	646,998
Non-current liabilities
Deferred tax liabilities		2,013	1,750
Long-term lease liabilities	8	5,398	4,485
Deferred revenue	2 s)	1,432	1,432
Warrant	21	5,419	2,921
Total non-current liabilities		14,262	10,588
TOTAL LIABILITIES		515,795	657,586
Commitments and contingencies (Note 19)

F-2

CHECHE GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share and per share data)

	Note	As of December 31, 2023	As of June 30， 2024
		RMB	RMB

SHAREHOLDERS’ EQUITY :
Ordinary shares (US$ 0.00001 par value, 5,000,000,000 and 5,000,000,000 shares (4,000,000,000 Class A ordinary shares and 1,000,000,000 Class B ordinary shares) authorized as of December 31, 2023 and June 30, 2024, respectively; 75,440,709 and 77,846,610 shares (59,250,106 Class A ordinary shares and 18,596,504 Class B ordinary shares) issued and outstanding as of December 31, 2023 and June 30, 2024, respectively)*		5	5
Treasury stock		(1,025)	(1,025)
Additional paid-in capital		2,491,873	2,518,989
Accumulated deficit		(2,113,821)	(2,168,693)
Accumulated other comprehensive income		1,150	2,911
TOTAL SHAREHOLDERS’ EQUITY:		378,182	352,187
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY		893,977	1,009,773

*	Shares outstanding for all periods reflect the adjustment for Reverse Recapitalization (Note 3).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-3

CHECHE GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

OPERATIONS AND COMPREHENSIVE LOSS

(All amounts in thousands, except for share and per share data)

		For the six months ended June 30,
	Note	2023	2024
		RMB	RMB
Net revenues	14	1,610,371	1,638,986
Cost and Operating expenses:
Cost of revenues	15	(1,551,979)	(1,574,285)
Selling and marketing expenses		(47,755)	(41,661)
General and administrative expenses		(49,694)	(61,753)
Research and development expenses		(31,303)	(18,525)
Total cost and operating expenses		(1,680,731)	(1,696,224)
Operating loss		(70,360)	(57,238)
Other expenses:
Interest income		1,483	3,257
Interest expense		(541)	(440)
Foreign exchange losses		(6,334)	(1,055)
Government grants		7,240	234
Changes in fair value of warrant		(127)	3,376
Changes in fair value of amounts due to related party	20	(3,836)	(3,286)
Others, net		29	180
Loss before income tax		(72,446)	(54,972)
Income tax credit	10	258	100
Net loss		(72,188)	(54,872)
Accretions to preferred shares redemption value		(109,991)	-
Net loss attributable to the Cheche’s ordinary shareholders		(182,179)	(54,872)
Net loss		(72,188)	(54,872)
Other comprehensive income/ (loss)
Foreign currency translation adjustments, net of nil tax		7,410	2,016
Fair value changes of amounts due to related party due to own credit risk	20	(300)	(254)
Total other comprehensive income		7,110	1,762
Total comprehensive loss		(65,078)	(53,110)
Accretions to preferred shares redemption value	13	(109,991)	-
Comprehensive loss attributable to the Cheche’s ordinary shareholders		(175,069)	(53,110)
Net loss attributable to the Cheche’s ordinary shareholders per share
Basic		(5.57)	(0.72)
Diluted		(5.57)	(0.72)
Weighted average number of ordinary shares*
Basic		32,705,091	76,264,603
Diluted		32,705,091	76,264,603
Share-based compensation expenses included in		(33,875)	(27,116)
Cost of revenues		(72)	(6)
Selling and marketing expenses		(9,673)	(3,632)
General and administrative expenses		(15,355)	(22,145)
Research and development expenses		(8,775)	(1,333)

*	Shares outstanding for all periods reflect the adjustment for Reverse Recapitalization (Note 3).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-4

CHECHE GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

CHANGES IN SHAREHOLDERS’ (DEFICIT)/EQUITY

(All amounts in thousands, except for share and per share data)

		Ordinary shares*		Treasury stock*		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’
		Shares	Amount	Shares	Amount	capital*	(loss)/income	deficit	deficit
	Note		RMB		RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2023		31,780,394	2	(2,885,826)	(1,025)	25	(66)	(1,259,479)	(1,260,543)
Net loss		-	-	-	-	-	-	(72,188)	(72,188)
Share-based compensation	17 a)	-	-	-	-	33,875	-	-	33,875
Ordinary share issuance		1,317,874	-	-	-	18,930	-	(18,930)	-
Preferred shares redemption value accretion	13	-	-	-	-	(52,805)	-	(57,186)	(109,991)
Foreign currency translation adjustment		-	-	-	-	-	7,410	-	7,410
Fair value changes of amounts due to related party due to own credit risk		-	-	-	-	-	(300)	-	(300)
Balance at June 30, 2023		33,098,268	2	(2,885,826)	(1,025)	25	7,044	(1,407,783)	(1,401,737)

		Ordinary shares		Treasury stock		Additional paid-in	Accumulated other comprehensive	Accumulated	Total shareholders’
		Shares	Amount	Shares	Amount	capital	income/(loss)	deficit	equity
	Note		RMB		RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2024		75,440,709	5	(2,885,826)	(1,025)	2,491,873	1,150	(2,113,821)	378,182
Net loss		-	-	-	-	-	-	(54,872)	(54,872)
Share-based compensation	17 a)	2,405,901	-	-	-	27,116	-	-	27,116
Foreign currency translation adjustment		-	-	-	-	-	2,016	-	2,016
Fair value changes of amounts due to related party due to own credit risk		-	-	-	-	-	(255)	-	(255)
Balance at June 30, 2024		77,846,610	5	(2,885,826)	(1,025)	2,518,989	2,911	(2,168,693)	352,187

*	Shares outstanding for all periods reflect the adjustment for Reverse Recapitalization (Note 3).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-5

CHECHE GROUP INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the six months ended June 30,
	2023	2024
	RMB	RMB
Cash flows from operating activities:
Net Loss	(72,188)	(54,872)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property, equipment and leasehold improvement	514	623
Amortization of right-of-use asset	4,480	2,784
Amortization of intangible assets	1,050	1,050
Changes in fair value of warrant	127	(3,376)
Changes in fair value of amounts due to related party	3,836	3,286
Share-based compensation expense	33,875	27,116
Provision of allowance for current expected credit losses	485	1,430
Foreign exchange losses	6,334	1,055
Loss on disposal of property, equipment and leasehold improvement	-	7
Deferred income tax	(262)	(263)
Changes in operating assets and liabilities:
Accounts receivable	(27,255)	(174,597)
Prepayments and other current assets	(1,729)	4,092
Accounts payable	53,990	150,684
Contract liabilities	1,443	(1,021)
Salary and welfare benefits payable	3,518	(296)
Tax payable	(1,077)	(75)
Accrued expenses and other current liabilities	(9,907)	(2,168)
Lease liabilities	(4,825)	(134)
Net cash used in operating activities	(7,591)	(44,675)
Cash flows from investing activities:
Purchase of property, equipment and leasehold improvement	(171)	(1,442)
Proceeds from disposal of property, equipment and intangible assets	4	-
Loan provided to a third party (Note 5)	-	(10,000)
Placement of short-term investments	(14,452)	(85,654)
Cash received from maturities of short-term investments	34,823	35,634
Net cash generated from/(used in) investing activities	20,204	(61,462)
Cash flows from financing activities:
Cash received from short-term borrowings from bank (Note 9)	20,000	15,000
Cash repayments of short-term borrowings to bank (Note 9)	-	(20,000)
Net cash generated from/(used in) financing activities	20,000	(5,000)
Effect of foreign exchange rate changes on cash and cash equivalents	2,394	862
Net increase /(decrease) in cash and cash equivalents and restricted cash	35,007	(110,275)
Cash and cash equivalents and restricted cash at beginning of the period	119,945	248,392
Cash and cash equivalents and restricted cash at end of the period	154,952	138,117
Reconciliation to amounts on consolidated balance sheet:
Restricted cash at end of the period	5,000	5,000
Cash and cash equivalents at end of the period	149,952	133,117
Supplemental disclosures of cash flow information:
Cash payments of interest expense	(69)	(296)
Cash paid for income tax	(4)	(162)
Supplemental schedule of non-cash investing and financing activities:
Accretions to preferred shares redemption value	109,991	-
Right-of-use assets obtained in exchange for obligations	172	5,076

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

F-6

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (All amounts in thousands, except for share and per share data)

1. Organization and Principal Activities

Cheche Group Inc. (the “Company” or “Cheche Group”) was incorporated in the Cayman Islands in January 2023 as an exempted company with limited liability. The Company is a holding company and conducts its business mainly through its subsidiaries, variable interest entity (“VIE”) and subsidiaries of VIE (collectively referred to as the “Group”). Cheche Technology Inc. (“CCT”) is a wholly owned subsidiary of the Company. Cheche Technology (HK) Limited (“Cheche HK”) is a wholly owned subsidiary of CCT. Baodafang Technology Co., Ltd. (“Baodafang”) is a wholly owned subsidiary of Cheche HK. Cheche Technology (Ningbo) Co., Ltd. (“Cheche Ningbo”) is wholly foreign-owned enterprise (the “WFOE”). The Group conducted its business in the People’s Republic of China (the “PRC” or “China”) through a series of contractual agreements entered into by the WFOE with the VIE based in China. The Group is primarily engaged in the operation of providing insurance transaction services, Software-as-a-Service (“SaaS”) and technical service and other services in China.

The following sets forth the Company’s consolidated subsidiaries, VIE and subsidiaries of VIE are as follows:

		Percentage of
		direct or
	Place and	indirect
	year of	economic	Principal
Subsidiaries	incorporation	ownership	activities
Cheche Technology Inc. (“CCT”)	Cayman Islands, 2018	100%	Investment holding

Cheche Technology (HK) Limited (“Cheche HK”)	Hong Kong, China, 2018	100%	Investment holding

Cheche Technology (Ningbo) Co., Ltd. (“Cheche Ningbo” or “wholly foreign-owned enterprise” or “WFOE” or “primary beneficiary of the VIE”)	Ningbo, China, 2018	100%	Technical support and consulting services

Baodafang Technology Co., Ltd. (“Baodafang”)	Beijing, China, 2020	100%	Technology service and SaaS services

Percentage of
direct or
	Place and	indirect
	year of	economic	Principal
VIE	incorporation	interest	activities
Beijing Cheche Technology Co., Ltd. (“Beijing Cheche”)	Beijing, China, 2014	100%*	Technology service

Percentage of
	Place and	direct or
	year of	indirect
	incorporation/	economic	Principal
Subsidiaries of VIE	acquisition	interest	activities
Cheche Insurance Sales & Service Co., Ltd. (“Cheche Insurance”)	Guangzhou, China, 2017	100%*	Insurance brokerage

Huicai Insurance Brokerage Co., Ltd.	Beijing, China, 2016	100%*	Dormant
Cheche Zhixing (Ningbo) Car Service Co., Ltd.	Ningbo, China, 2019	100%*	Dormant

*	The WFOE has 100% beneficial interests in the consolidated VIE (including its subsidiaries).

F-7

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

1. Organization and Principal Activities (Continued)

On September 14, 2023 (the “Closing Date”), the Company completed the business combination (the “Business Combination”) with Prime Impact Acquisition I (“Prime Impact”). Cheche Group began trading on the Nasdaq Stock Exchange on September 18, 2023. On the Closing Date, the Company consummated the Business Combination with Prime Impact, pursuant to the Business Combination Agreement dated January 29, 2023, by and among Prime Impact, the Company, Cheche Merger Sub Inc. (“Merger Sub”), and CCT. Pursuant to the Business Combination Agreement, the Business Combination was effected in two steps. On September 14, 2023, (1) Prime Impact merged with and into the Company (the “Initial Merger”), with the Company surviving the Initial Merger as a publicly traded entity; and (2) immediately following the Initial Merger, Merger Sub merged with and into CCT (the “Acquisition Merger” and, together with the Initial Merger, the “Mergers,” and together with all other transactions contemplated by the Business Combination Agreement, the “Business Combination”), with CCT surviving the Acquisition Merger as a wholly owned subsidiary of the Company.

The Business Combination was accounted for as a reverse recapitalization (the “Reverse Recapitalization”) in accordance with U.S. GAAP. As a result of the Business Combination, CCT was deemed the accounting acquirer. This determination is primarily based on the shareholders of CCT comprising the majority of the voting power of the Company and having the ability to nominate the members of the Company’s Board, CCT’s operations prior to the acquisition comprising the only ongoing operations, and CCT’s senior management comprising a majority of the Group’s senior management. Accordingly, for accounting purposes, the financial statements of the post-combination company represent a continuation of the financial statements of CCT. Prime Impact was treated as the “acquired” company for accounting purposes. As Prime Impact does not meet the definition of a “business” for accounting purposes, the Reverse Recapitalization was treated as the equivalent of CCT issuing shares for the net assets of Prime Impact, accompanied by a recapitalization. The net assets of Prime Impact were stated at historical cost, with no goodwill or other intangible assets recorded. The unaudited interim condensed consolidated financial statements reflect (i) the historical operating results of CCT prior to the Reverse Recapitalization; (ii) the combined results of the Company and CCT following the closing of the Reverse Recapitalization; (iii) the assets and liabilities of CCT at their historical cost; and (iv) the Company’s equity structure for all periods presented. Transaction costs related to the Reverse Recapitalization paid to Prime Impact as part of the Business Combination Agreement were charged to equity as a reduction of the net proceeds received in exchange for the shares issued to the shareholders of Prime Impact.

In accordance with guidance applicable to these circumstances, the equity structure has been retroactively adjusted in all comparative periods up to the Closing Date, to reflect the number of shares of the Company’s ordinary shares issued to CCT’s shareholders in connection with the Reverse Recapitalization transaction. As such, the ordinary shares and corresponding capital amounts and earnings per share related to CCT convertible redeemable preferred shares and ordinary shares prior to the Reverse Recapitalization have been retroactively restated as shares reflecting the exchange ratio established pursuant to the Business Combination Agreement. In conjunction with the Reverse Recapitalization, the Company’s ordinary shares underwent a 13.6145-for-1 conversion. Note that the unaudited interim condensed consolidated financial statements give retroactive effect as though the conversion of the Company’s ordinary shares occurred for all periods presented, without any change in the par value per share.

Contractual arrangements with VIE

PRC laws and regulations place certain restrictions on foreign investment in value-added telecommunication service businesses. To comply with PRC laws and regulations, the Group operates its businesses in the PRC through the VIE and VIE subsidiaries. Most of the Group’s revenues, cost of revenues, expenses and net loss in China were generated directly or indirectly through the VIE and VIE’s subsidiaries. The Company relies on a series of contractual arrangements among its wholly-owned PRC subsidiary Cheche Ningbo, the VIE and their shareholders to conduct the business operations of the VIE and VIE subsidiaries.

Below is a summary of the currently effective contractual arrangements by and among the Company’s wholly-owned subsidiary Cheche Ningbo, Beijing Cheche and its shareholders (also Nominee Shareholders).

F-8

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

1. Organization and Principal Activities (Continued)

Contractual arrangements with VIE (Continued)

i)	Equity Interest Pledge Agreement

Pursuant to the Equity Interest Pledge Agreement entered into amongst WFOE, the VIE and Nominee Shareholders of the VIE, the Nominee Shareholders of the VIE pledged all of their equity interests in the VIE to the WFOE to ensure the Nominee Shareholders fully perform their obligations under the Exclusive Option Agreement, the Exclusive Business Cooperation Agreement and the Power of Attorney. The WFOE shall have the right to collect dividends generated by the pledged equity interests during the term of the pledge. If the Nominee Shareholders breach their respective contractual obligations under the Equity Interest Pledge Agreement, the WFOE, as pledgee, will be entitled to rights, including but not limited to being paid based on the monetary valuation that such equity interest is converted into or from the proceeds from the auction or sale of the equity interest. The Nominee Shareholders of the VIE are prohibited from transferring their pledged equity interests, placing or permitting any encumbrance that would prejudice the WFOE’s interests without the WFOE’s prior written consent. The pledge rights were effective upon registration of the pledges with the relevant Administration for Market Regulation (the “SAMR”) (formerly known as State Administration for Industry and Commerce), and the Equity Interest Pledge Agreement will remain effective until all the obligations have been satisfied in full. The WFOE completed the registration of the pledge of equity interests in the VIE with the relevant office of the SAMR in accordance with the PRC Civil Code.

ii)	Exclusive Option Agreement

Pursuant to the Exclusive Option Agreement entered into amongst the CCT, WFOE, VIE and the Nominee Shareholders, the Nominee Shareholders irrevocably granted the WFOE or its designated party, an exclusive option to purchase all or part of the equity interests held by the Nominee Shareholders in the VIE at its sole discretion, to the extent permitted under the PRC laws for the cost of the initial contributions to the registered capital or the minimum amount of consideration permitted by applicable PRC law. The WFOE has an option to purchase from VIE at WFOE’s sole discretion, any or all of the assets and business of VIE, to the extent permitted under PRC law, and at the lowest purchase price permitted by PRC law. The Nominee Shareholders should remit to the WFOE any gain that is paid by WFOE or its designated person(s) in connection with the purchased equity interest or the purchased business asset. The WFOE or its designated person(s) have sole discretion to decide when to exercise the option, whether in part or in full. Any and all dividends and other capital distributions made by the VIE to its Nominee Shareholders should be repaid to the WFOE in full amount. CCT would provide unlimited financial support to the VIE if, in the normal operation of business, the VIE should become in need of any form of reasonable financial support. If the VIE were to incur any loss and as a result cannot repay any loans from CCT, CCT should unconditionally forgive any such loans to the VIE given that the VIE provides sufficient proof for its loss and incapacity to repay. This Exclusive Option Agreement remains effective until all equity interests held by Nominee Shareholders in the VIE have been transferred or assigned to the WFOE and/or any other person designated by the WFOE in accordance with this Exclusive Option Agreement.

iii)	Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreements entered into amongst WFOE and VIE, the WFOE is engaged by the VIE to exclusively provide technical and consulting services including but not limited to the licensing of technology and software, design, development, maintenance and updating of technologies, business and management consultation, and marketing and promotional services. The WFOE may appoint or designate its affiliates or other qualified parties to provide the services covered by the Exclusive Business Cooperation Agreement. In return, the VIE agrees to pay a service fee equal to 100% of the consolidated net profits of the VIE after the VIE turns cumulative profitable and after certain expenses. The WFOE has sole discretion in determining the service fee charged to the VIE under this agreement. Without the WFOE’s prior written consent, the VIE shall not, directly and indirectly, obtain the same or similar services as provided under this agreement from any third party. The WFOE can terminate the Exclusive Business Cooperation Agreement at its sole discretion in the event that the VIE breaches the Exclusive Business Cooperation Agreement and fails to take remedial measures within ten days of written notice by the WFOE; however, the VIE cannot terminate the Exclusive Business Cooperation Agreement unless otherwise required by the applicable laws. The agreement will be in effect for an unlimited term, until the term of business of one party expires and extension is denied by the relevant approval authorities.

F-9

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

1. Organization and Principal Activities (Continued)

Contractual arrangements with VIE (Continued)

iv)	Power of Attorney

Pursuant to the Power of Attorney agreement entered into amongst WFOE, VIE and the Nominee Shareholders, Nominee Shareholders irrevocably appoint WFOE as their attorney-in-fact to exercise on each shareholder’s behalf any and all rights that each shareholder has in respect of its equity interests in the VIE, including but not limited to executing the voting rights and the right to appoint directors and executive officers of VIE. The agreements will remain effective and irrevocable for as long as the relevant Nominee Shareholder holds any equity interests in VIE.

v)	Spousal Consent Letter

Each spouse of the married Nominee Shareholders of the VIE entered into a Spousal Consent Letter, which unconditionally and irrevocably agreed that the equity interests in the VIE held by and registered in the name of their spouse will be disposed of pursuant to the Equity Interest Pledge Agreement and the Power of Attorney. Each spouse agreed not to assert any rights over the equity interests in the VIE held by their spouse. In addition, in the event that the spouses obtain any equity interests in the VIE held by their spouse for any reason, they agreed to be bound by the contractual arrangements.

The Equity Interest Pledge Agreement, Exclusive Option Agreement, Exclusive Business Cooperation Agreement, Power of Attorney and Spousal Consent Letter to Beijing Cheche were amended to reflect the changes of shareholders’ holding in the VIE entity in their respective dates. No other material terms or conditions of these agreements were changed or altered. There was no impact to the Group’s effective control over Beijing Cheche and the Group continues to consolidate Beijing Cheche.

Risks in relation to the VIE structure

The Group’s business is mainly conducted through the VIE and subsidiaries of VIE, of which the Company is the ultimate primary beneficiary. The Company has concluded that (i) the ownership structure of the VIE is not in violation of any applicable PRC laws or regulations currently in effect and (ii) each of the VIE contractual agreements is valid, binding, and enforceable in accordance with their terms and applicable PRC laws or regulations currently in effect. However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current VIE contractual agreements and the legal structure to be in violation of any existing or future PRC laws or regulations.

On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, which became effective on January 1, 2020, together with their implementation rules and ancillary regulations. The Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, but it contains a catch-all provision under the definition of “foreign investment”, which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. It is unclear whether the Group’s corporate structure will be seen as violating the foreign investment rules as the Group is currently leveraging the contractual arrangements to operate certain business in which foreign investors are prohibited from or restricted to investing. If variable interest entities fall within the definition of foreign investment entities, the Group’s ability to use the contractual arrangements with the VIE and the Group’s ability to conduct business through the VIE could be severely limited.

F-10

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

1. Organization and Principal Activities (Continued)

Risks in relation to the VIE structure (Continued)

In addition, if the Group’s corporate structure and the contractual arrangements with the VIE through which the Group conducts its business in the PRC were found to be in violation of any existing or future PRC laws and regulations, the Group’s relevant PRC regulatory authorities could:

●	revoke the business licenses and/or operating licenses of the Group’s PRC entities;

●	impose fines;

●	confiscate any income that they deem to be obtained through illegal operations, or impose other requirements with which the Group may not be able to comply;

●	discontinue or place restrictions or onerous conditions on the Group’s operations;

●	place restrictions on the right to collect revenues;

●	shut down the Group’s servers or block the Group’s websites or mobile apps;

●	the Group to restructure ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect the ability to consolidate, derive economic interests from the VIE and their subsidiaries;

●	restrict or prohibit the use of the proceeds from financing activities to finance the business and operations of the VIE and their subsidiaries; or

●	take other regulatory or enforcement actions that could be harmful to the Group’s business.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s businesses. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIE or the right to receive its economic benefits, the Group would no longer be able to consolidate the VIE. The management believes that the likelihood for the Group to lose such ability is remote based on current facts and circumstances. However, the interpretation and implementation of the laws and regulations in the PRC and their application to an effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to rapidly evolve, it may lead to changes in PRC laws, regulations, and policies or in the interpretation and application of existing laws, regulations and policies, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIE or the shareholder of the VIE fail to perform their obligations under those arrangements. In addition, shareholder of the VIE is a PRC holding entity beneficially owned by the Founder, chairman of the board of directors and chief executive officer of the Company. The enforceability, and therefore the benefits, of the contractual agreements between the Company and the VIE depend on shareholder enforcing the contracts. There is a risk that shareholder of VIE, who in some cases is also shareholder of the Company may have conflict of interests with the Company in the future or fails to perform their contractual obligations. Given the significance and importance of the VIE, there would be a significant negative impact to the Company if these contracts were not enforced.

F-11

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

1. Organization and Principal Activities (Continued)

Risks in relation to the VIE structure (Continued)

The Group’s operations depend on the VIE to honor their contractual agreements with the Group and the enforceability, and therefore the benefits, of the contractual agreements also depends on the authorization by the shareholder of the VIE to exercise voting rights on all matters requiring shareholder approval in the VIE. The Company believes that the agreements on authorization to exercise shareholder’s voting power are enforceable against each party thereto in accordance with their terms and applicable PRC laws or regulations currently in effect and the possibility that it will no longer be able to be the primary beneficiary and consolidate the VIE as a result of the aforementioned risks and uncertainties is remote.

In accordance with the contractual agreements, the Company could (1) exercise the shareholder’s rights of the VIE and has power to direct the activities that most significantly affects the economic performance of the VIE and subsidiaries of VIE, (2) absorb substantially all of the expected losses and receive substantially expected residual returns of the VIE and subsidiaries of VIE; and (3) has an exclusive call option to purchase all or part of the equity interests in and/or assets of each of VIE and subsidiaries of VIE when and to the extent permitted by PRC law. Accordingly, the Company is considered as the ultimate primary beneficiary of the VIE and has consolidated the VIE’s financial results of operations, assets, and liabilities in the Company’s consolidated financial statements. Therefore, the company considers that there are no assets in the VIE that can be used only to settle obligations of the VIE, except for the paid-in capital of the VIE amounting to approximately RMB65.3 million and RMB65.3 million as of December 31, 2023 and June 30, 2024, as well as certain non-distributable statutory reserves amounting to approximately nil and nil as of December 31, 2023 and June 30, 2024. As the VIE are incorporated as a limited liability company under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the VIE. As the Group is conducting certain business in the PRC through the VIE, the Company would provide unlimited financial support to the VIE if, in the normal operation of business, the VIE should become in need of any form of reasonable financial support, which could expose the Group to a loss.

As of the date of this report, 14.24% of the equity interests in the VIE held by Beijing Zhongjin Huicai Investment Management Co., Ltd., one of the Nominee Shareholders, were frozen by the People’s Court of Futian District, Shenzhen City, Guangdong Province for a civil dispute between Beijing Zhongjin Huicai Investment Management Co., Ltd. and certain other party. Under applicable PRC laws, (1) the frozen equity interests in the VIE cannot be sold, transferred, or disposed of in any manner from July 28, 2022 to July 27, 2025, unless such freezing was released by a competent court; and (2) if a competent court rules to auction off the frozen equity interests, the proceeds from the auctioning and sale of the frozen equity interests by competent court shall be firstly distributed to pledgee, i.e. the WFOE, thereafter the remaining proceeds (if any), shall be used to settle the claims of the creditor applying with court for enforcement. Therefore, uncertainties remain with respect to the enforcement of the option of the WFOE to purchase such frozen equity interests under the exclusive option agreement among the Company, WFOE, the VIE and shareholders of the VIE, dated June 18, 2021, which may be subject to the auction process by the competent court. However, as that such equity interests had been pledged to WFOE prior to the freezing, the Company does not believe the freezing of the above-mentioned equity interests in the VIE will cause any material impact to the operations of the Company.

F-12

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

1. Organization and Principal Activities (Continued)

Risks in relation to the VIE structure (Continued)

The following unaudited interim condensed consolidated financial information of the VIE after the elimination of inter-company transactions between the VIE and its subsidiaries as of December 31, 2023 and June 30, 2024 and for the six months ended June 30, 2023 and 2024 was included in the accompanying unaudited interim condensed consolidated financial statements of the Group as follows:

	As of December 31,	As of June 30,
	2023	2024
	RMB	RMB
ASSETS
Current assets:
Cash and cash equivalents	86,330	70,463
Short-term investment	226	226
Accounts receivable, net	445,941	528,942
Prepayments and other current assets	41,695	47,857
Amounts due from intra-Group companies	4,575	3,168
Total current assets	578,767	650,656
Non-current assets:
Restricted cash	5,000	5,000
Property, equipment and leasehold improvement, net	1,221	2,197
Intangible assets, net	8,050	7,000
Right-of-use assets	7,067	8,305
Goodwill	84,609	84,609
Total non-current assets	105,947	107,111
TOTAL ASSETS	684,714	757,767
LIABILITIES
Current liabilities:
Accounts payable	283,547	342,720
Short-term borrowings	10,000	5,000
Contract liabilities	626	3
Salary and welfare benefits payable	57,878	56,344
Tax payable	624	519
Amounts due to related party	55,251	58,801
Accrued expenses and other current liabilities	11,504	14,360
Short-term lease liabilities	2,304	3,363
Amounts due to intra-Group companies	158,648	171,492
Total current liabilities	580,382	652,602
Non-current liabilities:
Deferred tax liabilities	2,013	1,750
Long-term lease liabilities	4,550	4,485
Deferred revenue	1,432	1,432
Amounts due to intra-Group companies	244,471	236,292
Total non-current liabilities	252,466	243,959
TOTAL LIABILITIES (without recourse to the primary beneficiary)	832,848	896,561

F-13

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

1. Organization and Principal Activities (Continued)

Risks in relation to the VIE structure (Continued)

	For the six months ended June 30,
	2023	2024
	RMB	RMB
Net revenues
- earned from external parties	1,539,010	1,377,227
- earned from intra-Group companies	6,289	4,717
Total revenues	1,545,299	1,381,944
Cost of revenues and operating expenses
- arising from external parties transactions	(1,574,436)	(1,412,042)
- arising from intra-Group transactions	(717)	(743)
Total cost of revenues and operating expenses	(1,575,153)	(1,412,785)
Net loss	(35,985)	(35,394)

	For the six months ended June 30,
	2023	2024
	RMB	RMB
Cash flows from operating activities:
Net cash generated from transactions with intra-Group companies	38,126	89,612
Net cash provided by /(used in) transactions with external parties	22,406	(9,625)
Net cash generated from operating activities	60,532	79,987
Net cash used in transactions with external parties	(100)	(11,433)
Net cash used in investing activities	(100)	(11,433)
Net cash used in transactions with intra-Group companies	(15,000)	(79,421)
Net cash generated from /(used in)transactions with external parties	10,000	(5,000)
Net cash used in financing activities	(5,000)	(84,421)
Net increase /(decrease) in cash and cash equivalents	55,432	(15,867)

Liquidity

The Group has incurred recurring operating losses since its inception, including net loss of RMB72.2 million, and RMB54.9 million for the six months ended June 30, 2023 and 2024, respectively. Net cash used in operating activities were RMB7.6 million and RMB44.7 million for the six months ended June 30, 2023 and 2024, respectively. Accumulated deficit was RMB2,113.8 million and RMB2,168.7 million as of December 31, 2023 and June 30, 2024, respectively. The Group assesses its liquidity by its ability to generate cash from operating activities and attract investors’ investments.

F-14

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

1. Organization and Principal Activities (Continued)

Liquidity (Continued)

Historically, the Group has relied principally on both operational sources of cash and non-operational sources of financing from investors to fund its operations and business development. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as, generating operational cash flows and continuing to gain support from outside sources of financing. The Group has been continuously receiving financing support from outside investors through the issuance of preferred shares. Refer to Note 13 and Note 9 for details of the Group’s preferred shares financing activities and credit facility. In September 2023, the Company successfully completed the Business Combination and raised gross proceeds of US$19.2 million (RMB137.9 million) including US$1.2 million, US$13.0 million and US$5.0 million of PIPE financing from Prime Impact Cayman LLC, World Dynamic Limited and Goldrock Holdings Limited. Moreover, the Group can adjust the pace of its operation expansion and control the operating expenses of the Group. Based on the above considerations, the Group believes the cash and cash equivalents and the operating cash flows are sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the date of the issuance of the unaudited interim condensed consolidated financial statements. The Group’s unaudited interim condensed consolidated financial statements have been prepared based on the Company continuing as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

2 Significant Accounting Policies

a) Basis of presentation

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and footnotes required by U.S. GAAP for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted consistent with Article 10 of Regulation S-X.

The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of the Company’s financial position as of June 30, 2024 and the results of its operations and its cash flows for the six months ended June 30, 2024 and 2023. The results for the six months ended June 30, 2024 are not necessarily indicative of results to be expected for the year ending December 31, 2024, any other interim periods, or any future year or period. These unaudited interim condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements as of and for the year ended December 31, 2023 and notes thereto also included herein.

Reclassification

Certain reclassifications have been made to prior period amounts to conform to the current period presentation. The Company reclassified technical service income of RMB1.3 million for the six months ended June 30, 2023, from Others to SaaS income and renamed the revenue stream SaaS and technical service income for all the periods presented.

Significant accounting policies followed by the Group in the preparation of the accompanying unaudited interim condensed consolidated financial statements as of and for the six months ended June 30, 2024 and 2023 are summarized below.

F-15

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

2 Significant Accounting Policies (Continued)

b) Principles of consolidation

The unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and subsidiaries of VIE for which the Company is the primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of the board of directors, or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, VIE and subsidiaries of VIE have been eliminated upon consolidation.

c) Use of estimates

The preparation of the Group’s unaudited interim condensed consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the balance sheet date and reported revenues and expenses during the reported periods in the unaudited interim condensed consolidated financial statements and accompanying notes. Significant accounting estimates include, but are not limited to, provision of current expected credit losses of receivables, the impairment of goodwill, fair value of amounts due to related party, ordinary shares and preferred shares and warrant, as well as the valuation and recognition of share-based compensation expenses. Actual results could differ from those estimates, and as such, differences may be material to the unaudited interim condensed consolidated financial statements.

d) Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its overseas subsidiaries which incorporated in the Cayman Islands and Hong Kong is United States dollars (“US$”). The functional currency of the Group’s PRC entities is RMB.

In the unaudited interim condensed consolidated financial statements, the financial information of the Company and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, and expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as foreign currency translation adjustments, and are shown as a component of other comprehensive loss in the unaudited interim condensed consolidated statements of operations and comprehensive loss.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in foreign exchange gains in the unaudited interim condensed consolidated statements of operations and comprehensive loss.

F-16

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

2. Significant Accounting Policies (Continued)

e) Fair value measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

● Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities

● Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

● Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Group’s financial instruments include cash and cash equivalents, restricted cash, short-term investments, accounts receivable, other receivables (included in “prepayments and other current assets”), accounts payable, short-term borrowings, contract liabilities and other payables (included in “accrued expenses and other current liabilities”), of which the carrying values approximate their fair value. Lease liabilities are measured at amortized cost using discounted rates reflected time value of money.

f) Cash, cash equivalents and restricted cash

Cash and cash equivalents mainly represent cash on hand, demand deposits placed with large reputable banks in China, and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of three months or less. As of December 31, 2023 and June 30, 2024, there were cash at bank denominated in US dollars amounting to approximately US$18.2 million (RM129.3 million) and US$7.8 million (RMB55.8 million), respectively, and denominated in RMB amounting to approximately RMB114.1 million and RMB77.3 million, respectively.

As of December 31, 2023 and June 30, 2024, the Group had approximately RMB124.4 million and RMB89.9 million, cash and cash equivalents held by its PRC subsidiaries and VIE, representing 51.1% and 67.5% of total cash and cash equivalents of the Group, respectively. As of December 31, 2023 and June 30, 2024, the Group had RMB5.0 million and RMB5.0 million restricted cash, respectively. Restricted cash primarily represents cash deposits in a regulatory escrow account related to insurance transaction services. Restricted cash is classified into current and non-current assets based on the maturities of term deposits. The Group had no other lien arrangements for the six months ended June 30, 2023 and 2024.

F-17

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

2. Significant Accounting Policies (Continued)

g) Short-term investments

Short-term investments represent bank deposits with original maturities of more than three months but within one year. As of December 31, 2023 and June 30, 2024, the Group had approximately RMB21.5 million and RMB71.5 million bank deposits, respectively. Interest earned is recorded as interest income, amounting to RMB0.16 million and RMB0.31 million, in the unaudited interim condensed consolidated statements of operations and comprehensive loss for the six months ended June 30, 2023 and 2024, respectively.

h) Expected credit losses of receivables

The Group’s accounts receivable and other receivables (included in “prepayments and other current assets”) are within the scope of Accounting Standards Codification (“ASC”) 326. To estimate current expected credit losses, the Group has identified the relevant risk characteristics of its customers and the related receivables and other receivables which include size, type of the services the Group provides, or a combination of these characteristics.

Receivables with similar risk characteristics have been grouped into pools. For each pool, the Group considers the past collection experience, any changes in customer collection trends, the credit worthiness of customers, the contractual and customary payment terms that generally range from 30 to 180 days, current economic conditions, and expectation of future economic conditions (external data and macroeconomic factors). Accounts receivable balances are written off (i.e., charged-off against the allowance) when they are determined to be uncollectible after all means of collection have been exhausted and the potential for recovery is considered remote.

Accounts receivable is recorded at the invoiced amount and do not bear interest. As of December 31, 2023 and June 30, 2024, the Group’s accounts receivable consists primarily of receivables from insurance transaction services customers. The Group recorded current expected credit loss expense of approximately RMB0.5 million and RMB1.4 million for the six months period ended June 30, 2023 and 2024, respectively.

i) Property, equipment and leasehold improvement, net

Property, equipment and leasehold improvement are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed using the straight-line method over the following estimated useful lives:

Leasehold improvement	Shorter of the lease term or estimated economic life
Furniture and office equipment	3-5 years
Electronics equipment and others	3-6 years

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property, equipment and leasehold improvement is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the unaudited interim condensed consolidated statements of operations and comprehensive loss.

F-18

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

2. Significant Accounting Policies (Continued)

j) Intangible assets, net

Intangible assets mainly consist of software, licenses, agency agreements and channel relationship. Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Licenses, agency agreements and channel relationship acquired in a business combination were recognized initially at fair value at the date of acquisition. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. Finite-lived intangible assets are tested for impairment if impairment indicators arise. Amortization of finite-lived intangible assets is computed using the straight-line method over their estimated useful lives, which are as follows:

Software	3-5 years
Licenses	10 years
Agency agreements	2 years
Channel relationship	2 years

Licenses comprise insurance brokerage licenses, which has an estimated useful life of 10 years (the “Amortization Period”), which represent the time periods that the Group expects these assets will generate economic benefits to the Group’s business. The licenses have a term of validity of 5 years or longer, and are subject to certain administrative renewal at the relevant government authorities upon expiry. The renewal criteria for licenses are the same as the criteria when applying for these licenses. The Group assesses that it can continue to meet these criteria throughout the Amortization Period and these licenses will be renewed upon expiry. Agency agreements comprise contractual relationship with referral partners, which have an estimated useful life of 2 years. Channel relationship comprises customer relationship with insurance carriers, which have an estimated useful life of 2 years.

k) Impairment of long-lived assets

Long-lived assets or asset group, including intangible assets with finite lives, are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be fully recoverable or that the useful life is shorter than the Group had originally estimated. When these events occur, the Group evaluates the impairment for the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Group recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for any of the periods presented.

l) Goodwill

Goodwill represents the excess of the purchase price over the amounts assigned to the fair value of the assets acquired and the liabilities assumed of an acquired business. The Group’s goodwill at December 31, 2023 and June 30, 2024 were related to its acquisition of Cheche Insurance (previously named “Fanhua Times Sales and Service Co., Ltd.” or “Fanhua Times”) in October 2017. In accordance with ASC 350, Goodwill and Other Intangible Assets, recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

F-19

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

2. Significant Accounting Policies (Continued)

l) Goodwill (Continued)

Goodwill is not amortized, but is tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date (December 31 for the Group) and between annual tests if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying value. These events or circumstances include a significant change in stock prices, business environment, legal factors, financial performances, competition, or events affecting the reporting unit. Application of the goodwill impairment test requires judgment, including the identification of reporting units, assignment of assets and liabilities to reporting units, assignment of goodwill to reporting units, and determination of the fair value of each reporting unit. The estimation of fair value of reporting unit using a discounted cash flow methodology also requires significant judgements, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the Company’s business and determination of the Company’s weighted average cost of capital. The estimates used to calculate the fair value of a reporting unit change from year to year based on operating results and market conditions. Changes in these estimates and assumptions could materially affect the determination of fair value and goodwill impairment for the reporting unit.

Management has determined that the Group represents the lowest level within the entity at which goodwill is monitored for internal management purposes. Starting from January 1, 2020, the Company adopted ASU 2017-04, which simplifies the accounting for goodwill impairment by eliminating Step 2 from the goodwill impairment test, and in accordance with the FASB, pursuant to which the Group has the option to choose whether it will apply a qualitative assessment first and then a quantitative assessment, if necessary, or to apply a quantitative assessment directly. The quantitative goodwill impairment test, used to identify both the existence of impairment and the amount of impairment loss, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit is greater than zero and its fair value exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. Based on the impairment assessment, management determined that no impairment loss was recorded for the six months ended June 30, 2023 and 2024. At December 31, 2023 and June 30, 2024, goodwill was RMB84.6 million and RMB84.6 million, respectively.

m) Warrant

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued stock purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and FASB ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is assessed at the end of each reporting period. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the warrants instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s unaudited interim condensed consolidated statements of operations and comprehensive loss.

n) Revenue recognition

Revenue is the transaction price the Group expects to be entitled to in exchange for the promised services in a contract in the common course of the Group’s activities and is recorded net of value-added tax (“VAT”). The services to be accounted for mainly include insurance transaction services, SaaS and technical service and other services.

F-20

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

2. Significant Accounting Policies (Continued)

n) Revenue recognition (Continued)

The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, the Group applies the following steps:

●	Step 1: Identify the contract(s) with a customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

Insurance Transaction Services Income

The main source of revenue is insurance transaction services fee directly from (i) insurance carriers who underwrite insurance policies and (ii) insurance intermediaries who directly transact with insurance carriers, both determined based on a percentage of premium paid by the insured. The service fee rate paid by the insurance carriers or insurance intermediaries, shall be based on the terms specified in the service contract with the insurance carriers or with the insurance intermediaries for each insurance policy sold through the Group’s online platform and mobile applications in the PRC. The Group determines that the insurance carrier or insurance intermediary, are its customer in these agreements. Insurance transaction services revenue for the commission earned is recognized at a point in time when the Company has fulfilled its performance obligation. This occurs when the signed insurance policy is in place and the premium is collected by the insurance carriers from the insured.

SaaS and technical service income

The Group provides SaaS services to selected insurance carriers or insurance intermediaries. This cloud-based services allow insurance carriers or insurance intermediaries to use the Group’s self-developed SaaS management system without taking possession of its software. The Group has determined that the insurance carriers or insurance intermediaries as customers and initially records services fee as contract liabilities upon receipt and then recognizes the revenue on a straight-line basis over the service period, which is usually one year.

The Group also provides technical service to third-party companies. The Group charges third-party companies service fee for developing software for them. Technical service revenue is recognized based on cost-to-cost input method of measuring progress upon the completion of each service.

Other Services

The Group provides customer service to third-party companies. The Group satisfies its performance obligation through delivering consulting service to the third-party companies’ customers and receives service fee from these third-party companies. Customer service revenue is recognized on a straight-line basis over the period of the contract when the service is provided, which is usually within 1 year.

F-21

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

2. Significant Accounting Policies (Continued)

n) Revenue recognition (Continued)

Contract Balances and Accounts Receivable

Contract liabilities primarily consist of customer advances which relates to the payments received for SaaS and technical service in advance of performance under the contract. The increase in contract liabilities over the periods presented was a result of the increase in consideration received from the Group’s customers, which was in line with the growth of revenues in SaaS and technical service. Due to the generally short-term duration of the relevant contracts, the majority of the performance obligations are satisfied within one year.

During the six months ended June 30, 2023 and 2024, the Group recognized revenue amounted to RMB0.5 million and RMB2.6 million, respectively that was included in the corresponding opening contract liabilities balance of RMB0.9 million and RMB4.3 million at December 31, 2022 and 2023, respectively.

During the six months ended June 30, 2023 and 2024, the Group did not have any arrangement where the performance obligations has already been satisfied in the past year but recognized the corresponding revenue in the current period.

Accounts receivable mainly represent amounts due from insurance transaction services customers, when the Group has satisfied its performance obligations and has the unconditional right to payment. They are carried at net realizable value. Please see Note 4 for additional information.

Practical Expedients

The Group has elected to use the following practical expedients as allowed under ASC Topic 606:

(i) Payment terms and conditions vary by contract type, although terms generally include a requirement of prepayment or payment within one year or less. The Group has determined that its contracts generally do not include a significant financing component.

(ii) Costs to obtain a contract with a customer were expensed as incurred when the amortization period would have been one year or less.

o) Cost of revenue

Amounts recorded as cost of revenues relate to direct expenses incurred in order to generate revenue, which consists primarily of i) cost of referral partners, ii) service fee paid to third-party payment platforms, iii) amortization and depreciation expenses, iv) salary and welfare benefits, v) cloud service fees, and vi) tax and surcharges and others. These costs are charged to the unaudited interim condensed consolidated statements of operations and comprehensive loss as incurred.

p) Research and development expenses

Research and development expenses mainly consist of salary and welfare benefits, share-based compensation expenses and subcontracted development expenses incurred for the development and enhancement to the Company’s online platform including SaaS platform, and mobile applications.

q) Selling and marketing expenses

Selling and marketing expenses consist primarily of advertising and promotional expenses, salary and welfare benefits, share-based compensation expenses to the Group’s sales and marketing personnel, and amortization expenses. Advertising and promotional expenses consist primarily of costs for the promotion of corporate image, online platform and mobile applications. The Group expenses all advertising and promotional expenses as incurred and classifies them under selling and marketing expenses..

F-22

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

2. Significant Accounting Policies (Continued)

r) General and administrative expenses

General and administrative expenses consist primarily of share-based compensation expenses, salary and welfare benefits, professional service fees, amortization expenses and related expenses for employees involved in general corporate functions, including finance, legal and human resources; and costs associated with use by these functions of facilities and equipment, such as traveling and general expenses.

s) Government grants

Government grants mainly represent subsidies and tax refunds for operating a business in certain jurisdictions and fulfilment of specified tax payment obligations. Government grants are recognized where there is reasonable assurance that the grant will be received, and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

Deferred government grants included RMB1.4 million and RMB1.4 million for the year ended December 31, 2023 and the six months ended June 30, 2024 being the unamortized portion of a grant of nil and nil the Group received in the year ended December 31, 2023 and the six months ended June 30, 2024, respectively, for long-term operation. As of December 31, 2023 and June 30, 2024, the Group has not fulfilled the conditions attached to the government grants. As the Group does not expect to fulfill the conditions within one year, the grant is recorded as a non-current deferred revenue.

t) Leases

The Group determines if an arrangement is a lease and determines the classification of the lease, as either operating or finance, at commencement. The Group has operating leases for office buildings and has no finance leases as of December 31, 2023 and June 30, 2024. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the lease payments over the lease term at commencement date.

As the Group’s leases do not provide an implicit rate, an incremental borrowing rate is used based on the information available at the commencement date, to determine the present value of lease payments. The incremental borrowing rate approximates the rate the Group would pay to borrow in the currency of the lease payments for the weighted-average life of the lease.

The operating lease ROU assets also include any lease payments made prior to lease commencement and exclude lease incentives and initial direct costs incurred if any. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

The Group’s lease agreements contain both lease and non-lease components, which are accounted for separately based on their relative standalone price.

The Company elect to utilize the short-term lease recognition exemption and, for those leases that qualified, the Group did not recognize operating lease right-of-use (“ROU”) assets or operating lease liabilities.

F-23

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

2. Significant Accounting Policies (Continued)

u) Share-based compensation

Share based compensation expenses arise from share-based awards, including share options for the purchase of ordinary shares and restricted shares. For share options for the purchase of ordinary shares granted to employee and non-employee determined to be equity classified awards, the related share-based compensation expenses are recognized in the unaudited interim condensed consolidated statements of operations and comprehensive loss based on their grant date fair values which are calculated using the binomial option pricing model. The determination of the fair value is affected by the fair value of ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected volatility of the fair value of ordinary shares, actual and projected employee share option exercise behavior, risk-free interest rate and expected dividends. The fair value of the ordinary shares is assessed using the income approach, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant. Share-based compensation expenses are recorded net of estimated forfeitures using straight-line method during the service period requirement, such that expenses are recorded only for those share-based awards that are expected to ultimately vest.

v) Employee benefits

PRC Contribution Plan

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries, VIE and subsidiaries of VIE of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. The total balances of employee welfare benefits, including the accruals for estimated underpaid amounts, were approximately RMB56.2 million and RMB60.7 million as of December 31, 2023 and June 30, 2024.

w) Taxation

Income taxes

Current income taxes are provided on the basis of income/(loss) for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and any tax loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates or tax laws is recognized in the unaudited interim condensed consolidated statements of operations and comprehensive loss in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion or all of the deferred tax assets will not be realized.

F-24

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

2. Significant Accounting Policies (Continued)

w) Taxation (Continued)

Uncertain tax positions

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its unaudited interim condensed consolidated balance sheet and under other expenses in its unaudited interim condensed consolidated statements of operations and comprehensive loss. The Group did not have any significant unrecognized uncertain tax positions as of and for the year ended December 31, 2023, and as of and for the six months period ended June 30, 2024, respectively.

x) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

y) Net loss per share

Net loss per share is computed in accordance with ASC 260, Earnings per Share. The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. The Company’s preferred shares are participating securities because they are entitled to receive dividends or distributions on an as converted basis. For the periods presented herein, the computation of basic loss per share using the two-class method is not applicable as the Group is in a net loss position and net loss is not allocated to other participating securities because in accordance with their contractual terms they are not obligated to share in the losses.

Basic net loss per share is computed using the weighted average number of ordinary shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under treasury stock method. Potential ordinary shares include options to purchase ordinary shares and preferred shares, unless they were anti-dilutive. The computation of diluted net loss per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net loss per share.

z) Statutory reserves

In accordance with China’s Company Laws, the Company’s VIE and subsidiaries of VIE in the PRC must make appropriations from their after-tax profit, if any (as determined under the accounting principles generally acceptable in the People’s Republic of China (“PRC GAAP”)), after offsetting accumulated losses from prior years, to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective entity. Appropriation to the discretionary surplus fund is made at the discretion of the respective entity.

F-25

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

2. Significant Accounting Policies (Continued)

z) Statutory reserves (Continued)

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiaries that are foreign investment enterprises in China have to make appropriations from their after-tax profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the respective entity. Appropriations to the other two reserve funds are at the respective entities’ discretion.

The Group has not appropriated any amount to statutory reserves for the six months ended June 30, 2023 and 2024, because the Company’s subsidiary, VIE and subsidiaries of VIE were in the position of accumulated deficit as of December 31, 2023 and June 30, 2024.

aa) Comprehensive loss

Comprehensive loss is defined to include all changes in deficit of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Other comprehensive income, as presented on the unaudited interim condensed consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

bb) Segment reporting

The Group uses the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making operating decisions, allocating resources and assessing performance as the source for determining the Group’s reportable segments. Management has determined that the Group operates in one segment, as that term is defined by FASB ASC Topic 280, Segment reporting.

cc) Concentration and risk

Foreign currency exchange rate risk

The Group’s operating transactions are mainly denominated in RMB. RMB is not freely convertible into foreign currencies. The value of the RMB is subject to changes by the central government policies and to international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only through authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other PRC foreign exchange regulatory bodies which require certain supporting documents in order to effect the remittances. As of December 31, 2023 and June 30, 2024, the Group’s cash and cash equivalents, and restricted cash denominated in RMB were RMB119.1 million and RMB82.3 million, accounting for 47.9% and 59.6% of the Group’s total cash, cash equivalents and restricted cash, respectively.

Credit risk and concentration risk

Financial instruments that potentially subject the Group to the concentration of credit risk consist of cash and cash equivalents, restricted cash and accounts receivable. As of December 31, 2023 and June 30, 2024, the Group’s cash and cash equivalents, and restricted cash were typically unsecured and highly concentrated in a few major financial institutions located in China, which management consider being of high credit quality and continually monitors the creditworthiness of these financial institutions. Accounts receivable is typically unsecured and is generally derived from revenue earned from the Company’s insurance transaction services business.

F-26

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

2. Significant Accounting Policies (Continued)

cc) Concentration and risk (Continued)

Concentration of customers and suppliers

There was nil and nil customer which individually accounted for 10% or more of the Group’s total operating revenue, nil and one customer which individually accounted for 10% or more of the Group’s total accounting receivable for the six months ended June 30, 2023 and 2024.

There was nil and nil supplier which individually accounted for more than 10% of the Group’s total costs and expenses for the six months ended June 30, 2023 and 2024.

dd) Recently issued accounting pronouncements

The Group qualifies as an “emerging growth company”, or EGC, pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. As an EGC, the Group does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

Recent accounting pronouncements not yet adopted

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. ASU 2023-06 modify the disclosure or presentation requirements of a variety of Topics in the Codification. Certain of the amendments represent clarifications to or technical corrections of the current requirements. Because of the variety of Topics amended, a broad range of entities may be affected by one or more of those amendments. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC’s removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. For all other entities, the amendments will be effective two years later. The amendments in this update should be applied prospectively. For all entities, if by June 30, 2027, the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity. The Group is currently evaluating the potential impact this standard will have on its consolidated financial statements and related disclosures.

In November 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segments Disclosures.” This standard provides guidance to improve the disclosures about a public entity’s reportable segments and address requests from investors for additional, more detailed information about a reportable segment’s expenses. The standard is effective for fiscal years beginning after December 15, 2023 and interim periods in fiscal years beginning after December 15, 2024. Early adoption is permitted, and the disclosures in this standard are required to be applied on a retrospective basis. The Group is currently evaluating the potential impact this standard will have on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures.” This standard requires disaggregated income tax disclosures on the effective tax rate reconciliation and income taxes paid. For public business entities, this standard is effective for annual periods beginning after December 31, 2024. For non-public business entities, this standard is effective for annual periods beginning after December 15, 2025. Early adoption is permitted, and the disclosures in this standard are required to be applied on a prospective basis with the option to apply the standard retrospectively. The Company is currently evaluating the potential impact this standard will have on its consolidated financial statements and related disclosures.

F-27

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

2 Significant Accounting Policies (Continued)

dd) Recently issued accounting pronouncements (Continued)

In March 2024, the SEC adopted its rules covering climate-related disclosures which require registrants to provide certain climate-related disclosures in registrants’ SEC filings. The rules require registrants to disclose strategy, governance, risk management, targets and goals, greenhouse gas emissions, and financial statement effects. On April 4, 2024, the SEC voluntarily stayed its final climate rules pending the completion of judicial review thereof by the U.S. Court of Appeals for the Eighth Circuit. The Group is currently evaluating the potential impact this standard will have on its consolidated financial statements and related disclosures.

3. Reverse Recapitalization

On the Closing Date, (i) Prime Impact converted (a) its issued and outstanding 375,193 Class A and 4,341,052 Class B ordinary shares into 4,716,245 Class A ordinary shares of the Company, and (b) its 13,663,325 outstanding warrants with each warrant to purchase a Prime Impact Class A ordinary share converted into a warrant to purchase one the Company’s Class A ordinary share, (ii) CCT converted 455,818,627 preferred shares, issued and outstanding immediately prior to the Acquisition Merger, into 479,099,566 ordinary shares of CCT based on CCT’s then effective memorandum and articles of association, and (iii) CCT converted (a) its 676,533,464 issued and outstanding ordinary shares (including those converted from the preferred shares of CCT, but excluding 253,181,563 CCT ordinary shares held by Mr. Lei Zhang) into 49,692,232 Class A ordinary shares of the Company based on applicable Per Share Merger Consideration (as defined in the Business Combination Agreement), (b) 253,181,563 issued and outstanding ordinary shares of CCT held by Mr. Lei Zhang were converted into 18,596,504 Class B ordinary shares of the Company based on applicable Per Share Merger Consideration, (c) 865,227 outstanding warrants with each warrant to purchase a CCT’s preferred share converted into 63,552 warrants with each warrant to purchase one the Company’s Class A ordinary share based on applicable Per Share Merger Consideration, (d) the outstanding options of CCT converted into options of the Company based on applicable Per Share Merger Consideration, and (e) the outstanding restricted shares of CCT converted into restricted shares of CCG based on applicable Per Share Merger Consideration.

On September 11, 2023, Prime Impact, CCT and the Company entered into certain Subscription Agreements and a Backstop Agreement with global institutional investors for private investment in public equity (the “PIPE”) in connection with the Business Combination. Pursuant to such agreements, the Company issued 634,228; 1,300,000; and 500,000 Class A ordinary shares to Prime Impact Cayman LLC (the “Sponsor”); World Dynamic Limited; and Goldrock Holdings Limited for the consideration of US$10.00 per share, respectively. The consideration from the Sponsor was related to settlement of the Sponsor’s obligations with respect to the payment of certain Prime Impact transaction expenses in connection with the Business Combination. The Company incurred financing costs of RMB5.0 million related to the above PIPE financing transactions, which were directly associated with and incremental to these transactions.

F-28

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

3. Reverse Recapitalization (Continued)

The number of ordinary shares issued immediately following the consummation of the Reverse Recapitalization were as follows:

Number of shares
CCT’s ordinary shares outstanding at December 31, 2022	432,673,255
CCT’s ordinary shares issued to the Preferred Shareholders (Note 13)	17,942,206
CCT’s ordinary shares outstanding prior to the Reverse Recapitalization	450,615,461

Conversion of CCT’s ordinary shares(1)	33,098,268
Conversion of CCT’s convertible redeemable preferred shares(1)	35,190,468
Conversion of Prime Impact’s Class A ordinary shares(2)	375,193
Conversion of Prime Impact’s Class B ordinary shares(2)	4,341,052
Ordinary shares attributable to conversion	73,004,981
Ordinary shares attributable to Prime Impact Cayman LLC(3)	634,228
Ordinary shares attributable to World Dynamic Limited(3)	1,300,000
Ordinary shares attributable to Goldrock Holdings Limited(3)	500,000
Total number of ordinary shares as of closing of the Reverse Recapitalization and PIPE transactions	75,439,209

(1)	On the Closing Date, CCT converted its (i) 450,615,461 issued and outstanding ordinary shares; and (ii) 479,099,566 convertible redeemable preferred shares, issued and outstanding immediately prior to the Reverse Recapitalization into 33,098,268 and 35,190,468 Class A ordinary shares of the Company, respectively, based on the conversion ratio of 13.6145:1.

(2)	On the Closing Date, Prime Impact converted its issued and outstanding (i) 375,193 Class A ordinary shares; and (ii) and 4,341,052 Class B ordinary shares into 4,716,245 Class A ordinary shares of the Company.

(3)	On September 11, 2023, Prime Impact, CCT and the Company entered into certain Subscription Agreements and a Backstop Agreement with global institutional investors in connection with the Business Combination. Pursuant to such agreements, the Company issued 634,228; 1,300,000; and 500,000 Class A ordinary shares to the Sponsor; World Dynamic Limited; and Goldrock Holdings Limited for the consideration of US$10.00 per share, respectively.

4. Accounts receivable, net

Accounts receivable, net is consisted of the following:

	December 31, 2023	June 30, 2024
	RMB	RMB
Accounts receivable, gross:	468,296	642,893
Less: allowance for current expected credit losses	(2,230)	(3,660)
Accounts receivable, net	466,066	639,233

The following table summarizes the movement of the Group’s allowance for current expected credit losses:

	For the six months ended June 30
	2023	2024
	RMB	RMB
Balance at the beginning of the period	(1,027)	(2,230)
Additions	(485)	(1,430)
Write-offs	-	-
Balance at the end of the period	(1,512)	(3,660)

F-29

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

5. Prepayments and other current assets

The following is a summary of prepayments and other current assets:

	December 31, 2023	June 30, 2024
	RMB	RMB
Deductible Value Added Tax (“VAT”)	39,914	27,884
Loan to a third party (i)	-	10,000
Service fees (ii)	4,504	8,916
Rental and other deposits	2,449	2,505
Rental expense for other leases with period less than one year	630	875
Staff advance	230	649
Others	1,594	2,083
Balance at the end of the year	49,321	52,912

(i)	The Group entered into a loan agreement with Baohe Holdings Limited (“Baohe”) with the loan term from June 15, 2024 to July 15, 2024, for Baohe’s business operation purpose, which was guaranteed by Dingfengcheng Chen’s Rice Noodles (Beijing) Co., Ltd. The principal amount of the loan is RMB10.0 million with the interest rate of 5% per annum.

(ii)	Service fees mainly consist of prepayment of cloud server hosting fees, directors and officers’ insurance fees and others.

6. Property, equipment and leasehold improvement, net

The following is a summary of property, equipment and leasehold improvement, net:

	December 31, 2023	June 30, 2024
	RMB	RMB
Leasehold improvement	3,697	4,573
Furniture and office equipment	1,569	1,342
Electronic equipment and others	4,179	4,507
Total property, equipment and leasehold improvement	9,445	10,422
Less: accumulated depreciation	(7,778)	(7,943)
Property, equipment and leasehold improvement, net	1,667	2,479

Depreciation expenses were RMB0.5 million and RMB0.6 million for the six months ended June 30, 2023 and 2024, respectively. No impairment charge was recognized for any of the periods presented.

F-30

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

7. Intangible assets, net

The following table summarizes the Group’s intangible assets, net:

	December 31, 2023	June 30, 2024
	RMB	RMB
Gross carrying amount
Software	916	916
Licenses	21,000	21,000
Agency agreements	18,000	18,000
Channel relationship	19,000	19,000
Total intangible assets	58,916	58,916

Less: accumulated amortization
Software	(916)	(916)
Licenses	(12,950)	(14,000)
Agency agreements	(18,000)	(18,000)
Channel relationship	(19,000)	(19,000)
Total intangible assets, net	8,050	7,000

Amortization expense for the six months ended June 30, 2023 and 2024 were RMB1.1 million and RMB1.1 million, respectively.

The estimated amortization expenses for each of the following periods are as follows:

June 30, 2024
RMB
Remainder of 2024	1,050
2025	2,100
2026	2,100
2027	1,750
Total	7,000

8. Leases

The Group’s lease payments for office space leases include fixed rental payments and do not consist of any variable lease payments that depend on an index or a rate. As of December 31, 2023 and June 30, 2024, there was no leases that have not yet commenced.

The following represents the aggregate right-of-use assets and related lease liabilities as of December 31, 2023 and June 30, 2024:

	December 31, 2023	June 30, 2024
	RMB	RMB
Operating lease right-of-use assets	10,249	10,021
Short-term operating lease liabilities	(3,951)	(4,730)
Long-term operating lease liabilities	(5,398)	(4,485)
Total operating leased liabilities	(9,349)	(9,215)

F-31

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

8. Leases (Continued)

The weighted average lease term and weighted average discount rate as of December 31, 2023 and June 30, 2024 were as follows:

	December 31, 2023	June 30, 2024
	RMB	RMB
Weighted average lease term:
Operating leases	3.02	2.57
Weighted average discount rate:
Operating leases	3.91%	3.58%

The components of lease expenses for the six months ended June 30, 2023 and 2024 were as follows:

	For the six months ended June 30,
	2023	2024
	RMB	RMB
Operating lease cost	4,345	2,975
Cost of other leases with period less than one year	883	2,477
Total	5,228	5,452

Supplemental cash flow information related to leases for the six months ended June 30, 2023 and 2024 were as follows:

	For the six months ended June 30,
	2023	2024
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	4,896	2,776
Supplemental noncash information:
Right-of-use assets obtained in exchange for lease obligations	172	5,076

Maturities of lease liabilities at December 31, 2023 and June 30, 2024, respectively:

	December 31, 2023	June 30, 2024
	RMB	RMB
2024/Remainder of 2024	4,261	2,616
2025	2,867	3,930
2026	1,325	1,984
2027	1,432	1,118
Total remaining undiscounted lease payments	9,885	9,648
Less: interest	(536)	(433)
Total present value of operating lease liabilities	9,349	9,215
Less: short-term operating lease liabilities	(3,951)	(4,730)
Long-term operating lease liabilities	5,398	4,485

F-32

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

9. Short-term borrowings

The following table summarizes the Group’s outstanding short-term borrowings as of December 31, 2023 and June 30, 2024, respectively

	December 31, 2023	June 30, 2024
	RMB	RMB
Bank borrowings	20,000	15,000

(1)	Bank borrowings

	Maturity date	Principal amount	Interest rate per annum	December 31, 2023	June 30, 2024
Bank of Beijing (i)	February 13, 2024	3,000	3.65%	3,000	-
Bank of Beijing (i)	April 13, 2024	4,000	3.65%	4,000	-
Bank of Beijing (i)	June 13, 2024	3,000	3.65%	3,000	-
Bank of Beijing (ii)	June 28, 2024	10,000	3.55%	10,000	-
Industrial Bank Co., Ltd (iii)	May 30, 2025	5,000	3.10%	-	5,000
Bank of Beijing (iv)	June 6, 2025	10,000	3.35%	-	10,000
Total short-term borrowings				20,000	15,000

(i)	On June 23, 2022, the Group entered into an RMB10.0 million credit facility with the Bank of Beijing that will expire on June 22, 2024 to support its operations. Under this credit facility, the Group drew down RMB3.0 million, RMB4.0 million and RMB3.0 million on February 13, 2023, April 13, 2023 and June 13, 2023, respectively. The loans of RMB4.0 million, RMB3.0 million, and RMB3.0 million were repaid on February 7, 2024, April 15, 2024 and June 13, 2024, respectively. There are no financial covenants for the credit facility.

(ii)	On June 14, 2023, the Group entered into an RMB10.0 million credit facility with the Bank of Beijing that will expire on June 13, 2025 to support its operations, which was guaranteed by Beijing Cheche. Under this credit facility, the Group drew down RMB4.0 million and RMB6.0 million on June 29, 2023, respectively. The loans of RMB 4.0 million and RMB6.0 million were repaid on June 13, 2024. There are no financial covenants for the credit facility.

(iii)	On May 22, 2024, the Group entered into an RMB10.0 million credit facility with the Industrial Bank Co., Ltd that will expire on May 21, 2025 to support its operations, which was guaranteed by Cheche Insurance. Under this credit facility, the Group drew down RMB5.0 million on May 31, 2024.

(iv)	On June 20, 2024, the Group entered into an RMB50.0 million credit facility with the Bank of Beijing that will expire on June 19, 2026 to support its operations, which was guaranteed by Beijing Cheche. Under this credit facility, the Group drew down RMB10.0 million on June 27, 2024. There are no financial covenants for the credit facility.

F-33

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

10. Taxation

a)	Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company in the Cayman Islands to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Subsidiary incorporated in Hong Kong is subject to Hong Kong profits tax at a rate of 16.5% for taxable income earned in Hong Kong before April 1, 2018. Starting from the financial year commencing on April 1, 2018, the two-tiered profits tax regime took effect, under which the tax rate is 8.25% for assessable profits on the first HK$2 million and 16.5% for any assessable profits in excess of HK$2 million.

China

Under the Enterprise Income Tax Law of the PRC, the Company’s Chinese subsidiaries, VIE and subsidiaries of VIE are subject to an income tax of 25%, except for Beijing Cheche, which was entitled a preferential tax rate of 15% from 2019 to 2021 and from 2022 to 2024 for its High and New Technology Enterprise (“HNTE”) status, subject to annual evaluation and a requirement that they re-apply for HNTE status every three years.

Composition of Income Tax Expense

The Company is not subject to income or capital gains tax under the current laws of the Cayman Islands. There are no other taxes likely to be material to the Company levied by the government of the Cayman Islands.

The components of loss before income taxes are as follows (in thousands):

	For the six months ended June 30,
	2023	2024
	RMB	RMB
Loss before income tax expense
Loss from Chinese mainland operations	(65,994)	(47,786)
Loss from non-Chinese mainland operations	(6,452)	(7,186)
Total Loss before income tax expense from operations	(72,446)	(54,972)
Income tax benefit applicable to Chinese mainland operations
Deferred tax	262	263
Subtotal income tax benefit applicable to Chinese mainland operations	262	263
Non-Chinese mainland withholding tax expense	(4)	(163)
Total income tax benefit from operations	258	100

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CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

10. Taxation (Continued)

b)	Withholding income tax

The enterprise income tax (“EIT”) Law also imposes a withholding income tax of 10% on dividends distributed by a foreign-invested entity (“FIE”) to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% if all the requirements are satisfied.

To the extent that subsidiaries, VIE and subsidiaries of VIE of the Group have undistributed earnings, the Company will accrue appropriate expected withholding tax associated with repatriation of such undistributed earnings. As of December 31, 2023 and June 30, 2024, the Company did not record any such withholding tax of its subsidiaries, VIE and subsidiaries of VIE in the PRC as they are still in accumulated deficit position.

11. Tax payable

The Group’s subsidiaries, VIE and subsidiaries of VIE incorporated in China are subject to 6% VAT for services rendered.

The following is a summary of tax payable as of as of December 31, 2023 and June 30, 2024:

	December 31, 2023	June 30, 2024
	RMB	RMB
VAT payables	43	98
Individual income tax payables	770	703
Construction tax payables	52	37
Educational development payables	37	27
Others	48	10
Total	950	875

12. Accrued expenses and other current liabilities

The following is a summary of accrued expenses and other current liabilities as of December 31, 2023 and June 30, 2024:

	December 31, 2023	June 30, 2024
	RMB	RMB
Professional service fees	16,490	9,812
Refund liability	7,703	7,626
Accrued expenses	789	2,933
Payables related to other service fees	-	2,101
Others	777	980
Total	25,759	23,452

F-35

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

13. Preferred shares

Prior to the Reverse Recapitalization, CCT was authorized to issue ordinary shares and preferred shares. Series A, Series B, Series C, Series D1, Series D2, Series D3 and Series Pre-A convertible redeemable preferred shares held by Ruiyuan Technology Holdings Limited (“Ruiyuan”) after its re-designation are collectively referred to as the “Preferred Shares”. Series Seed preferred shares, Series Pre-A preferred shares held by Cicw Holdings Limited (“Cicw Holdings”), and Series Pre-A preferred shares held by Ruiyuan prior to its re-designation are without redemption right, conversion right and liquidation right, hence together referred as “Ordinary Shares”, in substance.

Series Pre-A financing

In July 2015, Beijing Cheche issued 146,903 shares to Shenzhen Ruiyuan Investment Enterprise, LLP (“Shenzhen Ruiyuan”) for the consideration of RMB30.0 million. Since then, after a series of transactions among investors of Beijing Cheche, Shenzhen Ruiyuan held 108,891 shares, immediately before the Reorganization.

January 2019, in connection with the Reorganization, CCT issued 5,444,575 ordinary shares to Ruiyuan, designated by Shenzhen Ruiyuan.

In October 2019, 1,015,462 of ordinary shares were transferred from Ruiyuan to Cicw Holdings for the consideration of RMB6.0 million. In June 2021, 4,429,111 of ordinary shares held by Ruiyuan were re-designated into Series Pre-A preferred shares, for nil consideration.

Series A financing

In July 2016, Beijing Cheche issued 91,814 and 91,814 shares to Beijing Zhongyun Ronghui Investment Center, LLP (“Zhongyun Ronghui”) and Hangzhou Shunying Equity Investment Enterprise, LLP (“Hangzhou Shunying”) for the consideration of RMB25.0 million and RMB25.0 million, respectively.

On November 22, 2018, CCT entered into Preferred Share and Warrant Purchase Agreement with Zhongyun Ronghui and Hangzhou Shunying. CCT issued warrants to Zhongyun Ronghui and Hangzhou Shunying in connection with the Reorganization, which entitled them to purchase 4,590,703 and 4,590,703 shares of Series A convertible redeemable preferred shares, respectively. The warrants were exercised on May 23, 2019.

On May 23, 2019, CCT issued 4,590,703 and 4,590,703 Series A preferred shares to Zhongyun Ronghui and Ningbo Shiwei Enterprise Management Partnership (L.P.) (“Ningbo Shiwei”) (designated by Hangzhou Shunying) for the consideration of US$ equivalent of RMB0.4 million and RMB0.4 million, respectively.

Series B financing

In August 2017, Beijing Cheche issued 6,886, 6,886, 55,088 and 91,814 shares to Zhongyun Ronghui, Hangzhou Shunying, Huzhou Zhongze Jiameng Equity Investment Enterprise, LLP (“Huzhou Zhongze”) and Zhuhai Hengqin Huarong Zhifu Investment Management Co., Ltd. (“Zhuhai Hengqin”) for the consideration of RMB7.5 million, RMB7.5 million, RMB60.0 million and RMB100.0 million, respectively.

On November 22, 2018, CCT entered into Preferred Share and Warrant Purchase Agreement with Zhongyun Ronghui and Hangzhou Shunying. CCT issued warrants to Zhongyun Ronghui and Hangzhou Shunying in connection with the Reorganization, which entitled them to purchase 344,303 and 344,303 shares of Series B convertible redeemable preferred shares, respectively. The warrants were exercised on May 23, 2019.

In January 2019, in connection with the Reorganization, CCT issued 2,754,422 and 4,590,704 Series B preferred shares to Eagle Rover Ltd. (“Huzhou Zhongze BVI”), and Lian Jia Enterprise Limited (“Zhuhai Hengqin BVI”), designated by Huzhou Zhongze and Zhuhai Hengqin, respectively.

On May 23, 2019, CCT issued 344,303 and 344,303 Series B preferred shares to Zhongyun Ronghui and Ningbo Shiwei (designated by Hangzhou Shunying) for the consideration of US$ equivalent of RMB0.1 million and RMB0.1 million, respectively.

F-36

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

13. Preferred shares (Continued)

Series C financing

January 2019, CCT issued 1,877,135 Series C preferred shares to White Elephant for the consideration of US$17.4 million. In October 2019, CCT issued an additional 150,171 Series C preferred shares to White Elephant at par value which was accounted for as deemed dividend from CCT to White Elephant.

In April 2021, CCT issued 1,955,000 Series C preferred shares to Yonghe CT Limited for the consideration of US$15.0 million. In February 2022, Yonghe CT Limited transferred its 782,000 Series C preferred shares to Yonghe CarTech Limited with no consideration.

In January 2022, CCT received a notice of redemption request letter (the “Letter”) from White Elephant, as the Group failed to consummate a QIPO (defined as (i) a public offering of ordinary shares of CCT with an implied valuation of US$800,000,000 or more on the first day of listing the shares of CCT and the public offering of ordinary shares accounting for at least 10% of all the ordinary shares on a fully diluted and as-converted basis on the Stock Exchange of Hong Kong Limited or NASDAQ or a securities exchange or inter-dealer quotation system recognized by the right holder investors otherwise; or (ii) any public offering agreed by the holders of at least 2/3 of the then issued and outstanding preferred shares; or (iii) any SPAC transaction agreed by the holders of at least 2/3 of the then issued and outstanding preferred shares) by January 18, 2022, defined as a redemption event under an Amended and Restated Memorandum and Articles of Association of CCT dated July 26, 2021. In November 2022, in connection with an Amended and Restated Memorandum and Articles of Association of CCT dated November 3, 2022 (the “Existing M&A”) Article 19(a)(i), which changed the Redemption Event (i) as “CCT fails to consummate a QIPO by January 18, 2024” and the Letter, the Group and White Elephant agreed and entered into a Share Repurchase Agreement, whereby CCT repurchased its 27,600,750 Series C preferred shares from White Elephant for a consideration of US$19.7 million. The agreed redemption amount paid for Series C preferred shares to White Elephant was lower than its carrying amount of the Series C preferred shares accreted up to the redemption amount as of redemption date in November 2022 in accordance with the original contractual terms. The repurchase of this Series C preferred shares from White Elephant was completed in November 2022.

Series D1 financing

In June 2021, CCT issued 399,496 Series D1 preferred shares to United Gemini Holdings Limited for the consideration of RMB20.0 million.

Series D2 financing

In June 2021, CCT issued 651,667 and 113,390 Series D2 preferred shares to Yonghe CT Limited and Yonghe SI Limited for the consideration of US$5.0 million and US$0.9 million, respectively. In February 2022, Yonghe CT Limited transferred its 260,667 shares to Yonghe CarTech Limited with no consideration.

Series D3 financing

In July 2021, CCT issued 8,341,333 and 2,085,333 Series D3 preferred shares to Image Digital Investment (HK) Limited and TPP Fund II Holding F Limited for the consideration of US$64.0 million and US$16.0 million, respectively.

The key terms of the Preferred Shares are as follows:

Conversion right

Each of Preferred Shares shall automatically be converted into ordinary shares at the then effective conversion price upon the closing of a QIPO. If the offering does not constitute a QIPO, it is at the option of holders of Preferred Shares to convert. No fractional ordinary share shall be issued upon conversion of the Preferred Shares. In lieu of any fractional ordinary shares to which the holder would otherwise be entitled, CCT shall pay cash equal to such fraction multiplied by the then effective conversion price for any such series of Preferred Shares.

F-37

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

13. Preferred shares (Continued)

The conversion ratio for each of Preferred Share shall be determined by dividing the issue price by the then conversion price, in effect at the time of the conversion. The conversion price shall initially be equal to the issue price per ordinary share. No adjustment in the conversion price for any series of Preferred Shares shall be made in respect of the issuance of additional ordinary shares unless below conditions are met: 1) the consideration per share for an additional ordinary share issued or deemed to be issued by CCT is less than the conversion price for such series in effect on the date of and immediately prior to such issuance; 2) the original issue price of each of the Series C, Series D1, Series D2 and Series D3 preferred shares is higher than seventy-five percent of the QIPO offering price.

Redemption right

The Preferred Shares holders shall have redemption rights upon the occurrence of any of the following events: (i) CCT fails to complete QIPO by January 18, 2022 (the “QIPO date”); (ii) Share Purchase Agreement, Shareholders Agreement and the Memorandum and Articles of Association (“Transaction Document”) fails to obtain necessary corporate proceedings and authorization from the Group Companies, the Founder and the Founder’s Holdco.; (iii) there is a material breach by any Group Companies, the Founder and the Founder’s Holdco of any of its, his or her, warranties, covenants, obligations under any Transaction Document , or (iv) there is a material breach by any Group Companies, the Founder and the Founder’s Holdco of any applicable Laws, which results in a cessation of CCT’s main business for a period of no less than three months; (v) any Group Company’s improper operation of its business and/or illegal activities, any of which have resulted in substantial losses to any Group Company; (vi) Any of Contractual arrangements with VIE has been terminated, declared void or invalid or otherwise incapable of enabling CCT to consolidate the Domestic Company’s financial results pursuant to the International Financial Reporting Standards or the United States’ generally accepted accounting principles; (vii) the Founder having been convicted of a criminal offence; (viii) the Group Companies’ engagement in the business other than the current business (each a “Redemption Event”); then each of Preferred Shares shall be redeemable upon the request of any preferred shareholder.

Under the Amended and Restated Memorandum and Articles of Association of CCT dated November 3, 2022, the Preferred Shareholders agreed to change the QIPO date as part of the Redemption Event (i) to January 18, 2024. On February 23, 2023, the Preferred Shareholders further agreed to amend the QIPO date to January 18, 2025. On the same date, the Group entered into share transfer agreements with the existing Preferred Shareholders and transferred 559,868, 606,524, 606,524, 1,119,736, 1,866,227, 1,522,101, 1,014,735, 388,793, 110,352, 8,117,877 and 2,029,469 ordinary shares of CCT at par value to these existing preferred shareholders before the QIPO including Ruiyuan, Zhongyun Ronghui, Ningbo Shiwei, Huzhou Zhongze BVI, Zhuhai Hengqin BVI, Yonghe CT Limited, Yonghe CarTech Limited, United Gemini Holdings Limited, Yonghe SI Limited, Image Digital Investment (HK) Limited and TPP Fund II Holding F Limited, respectively in connection with the modification of the QIPO date relating to the preferred shares.

The Preferred Shares’ redemption price shall be equal to the greater of (i) the original investment amount of the capital contribution, plus an amount accruing thereon daily at a compound interest rate of ten percent (10%) per annum of the capital contribution from issue date plus any declared but unpaid dividends; or (ii) the original investment amount of the capital contribution, plus the aggregate net profits of the Group incurred from issue date to the redemption date multiplied by average amount of the percentage of the shares held by such investor in CCT from issue date to the redemption date; or (iii) the fair market value of the capital contribution to be redeemed determined by a third party valuer.

Dividend right

No dividends or other distributions shall be made or declared, whether in cash, in property, or in any other shares of the Group, unless and until dividends have been paid in full on the Preferred Shares.

F-38

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

13. Preferred shares (Continued)

Liquidation right

After setting aside or paying in full of the Series D3 preference amount, the Series D2 preference amount, the Series D1 preference amount, the Series C preference amount, the Series B preference amount, the Series A preference amount and the Series Pre-A preference amount, the remaining assets of the Group available for distribution to members, if any, shall be distributed to the holders of the Preferred Shares and Ordinary Shares on a pro rata basis, based on the number of ordinary shares then held by each holder on an as-converted basis.

Voting right

Each of Preferred Shares confers the right to receive notice of, attend and vote at any general meeting of members.

Accounting of Preferred Shares

The Group has classified the Preferred Shares in the mezzanine equity of the consolidated balance sheets as they were redeemable at the options of the holders any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation event outside of CCT’s control. The conversion feature as mentioned above, are initially measured at its fair value, respectively, and the initial carrying value for the Preferred Shares are allocated on a residual basis, net of issuance costs.

Since the Preferred Shares become redeemable at the option of the holder at any time after a specified date, for each reporting period, CCT recorded accretions on the Preferred Shares to the redemption value from the issuance dates to the earliest redemption dates as set forth in the original issuance. While all Preferred Shares are automatically converted upon a QIPO, the effectiveness of a QIPO is not within the control of CCT and is not deemed probable to occur for accounting purposes until the effective date of the QIPO. As such, CCT continued to recognize accretion of the Preferred Shares during the six months ended June 30, 2023. The accretion of Preferred Shares was RMB110.0 million for the six months ended June 30, 2023.

In addition, the Group records accretions on the Preferred Shares to the redemption value from the issuance dates to the earliest redemption dates. The accretions are recorded against retained earnings, or in the absence of retained earnings, by charges against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit. Each issuance of the Preferred Shares is recognized at the respective fair value at the date of issuance net of issuance costs.

The deemed liquidation preference provisions of the Preferred Shares were considered contingent redemption provisions that were not solely within the CCT’s control. As such, prior to the Reverse Recapitalization, the associated balances were presented outside of permanent equity in the mezzanine section of the consolidated balance sheets. As part of the Reverse Recapitalization transaction, as described within Note 3, the Preferred Shares was converted into a certain number of ordinary shares of CCT based on the CCT’s then effective memorandum and articles of association, and then CCT converted the ordinary shares converted from preferred shares into a certain number of the Company’s Class A ordinary shares. The Company had no outstanding Preferred Shares as of December 31, 2023.

Accounting of Re-designation from ordinary shares to preferred shares

The Group considered that re-designation from ordinary shares to preferred shares mentioned above were, in substance, the same as a contribution from ordinary shareholders followed by a cancellation of those ordinary shares and simultaneously an issuance of the preferred shares for no consideration. Therefore, the Group recorded the par value of those ordinary shares cancelled into additional paid-in capital, and recorded the fair value of the preferred shares as deemed distribution to preferred shareholders, against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital or by increasing the accumulated deficit once additional paid-in capital has been exhausted.

F-39

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

13. Preferred shares (Continued)

The Group’s preferred shares activities for the six months ended June 30, 2023 are summarized below:

	Balance as of January 1, 2023	Accretions to Preferred Shares redemption value	Balance as of June 30, 2023
Series Pre-A Preferred shares
Number of shares	4,429,111	-	4,429,111
Amount	151,303	15,505	166,808
Series A Preferred shares
Number of shares	9,181,406	-	9,181,406
Amount	333,797	32,040	365,837
Series B Preferred shares
Number of shares	8,033,732	-	8,033,732
Amount	320,036	22,513	342,549
Series C Preferred shares
Number of shares	1,955,000	-	1,955,000
Amount	115,356	5,917	121,273
Series D1 Preferred shares
Number of shares	399,496	-	399,496
Amount	22,639	1,199	23,838
Series D2 Preferred shares
Number of shares	765,057	-	765,057
Amount	39,144	2,277	41,421
Series D3 Preferred shares
Number of shares	10,426,666	-	10,426,666
Amount	576,606	30,540	607,146
Total Number of shares*	35,190,468	-	35,190,468
Total amount	1,558,881	109,991	1,668,872

*	Shares authorized, issued and outstanding for all periods reflect the adjustment for Reverse Recapitalization (Note 3).

F-40

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

14. Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company concluded that the Group’s CODM is Mr. Lei Zhang, Chairman of the Board of Directors, and CEO.

In accordance with ASC 280-10, Segment Reporting: Overall, the CODM reviews the consolidated results of operations when making decisions about allocating resources and assessing performance of the Group as a whole; hence, the Group has only one operating segment.

Key revenues streams are as below:

	For the six months ended June 30,
	2023	2024
	RMB	RMB
Insurance transaction services income	1,598,150	1,626,435
SaaS and technical service income	11,472	12,000
Others	749	551
Total	1,610,371	1,638,986

Substantially all revenues are derived in China where services are provided to customers. In addition, the Group’s long-lived assets are substantially all located in China. Therefore, no geographical segments are presented.

15. Cost of revenues

Amounts recorded as cost of revenues relate to direct expenses incurred in order to generate revenue, which consists primarily of cost of referral partners, service fee paid to third-party payment platforms, amortization and depreciation expenses, salary and welfare benefits, cloud service fees, tax and surcharges and others. These costs are charged to the unaudited interim condensed consolidated statements of operations and comprehensive loss as incurred. The following table presents the Group’s cost of revenue for the six months ended June 30, 2023 and 2024:

	For the six months ended June 30,
	2023	2024
	RMB	RMB
Cost of referral partners	1,482,767	1,519,027
Service fee paid to third-party payment platforms	65,237	49,617
Salary and welfare benefits	1,424	3,054
Amortization and depreciation	1,197	1,050
Cloud service fees	650	488
Tax and surcharges and others	704	1,049
Total	1,551,979	1,574,285

F-41

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

16. Employee benefits

The Company’s subsidiaries, VIE and subsidiaries of VIE incorporated in China participate in a government-mandated multi-employer defined contribution plan under which certain retirement, medical, housing and other welfare benefits are provided to employees. Chinese labor regulations require the Company’s Chinese subsidiaries, VIE and subsidiaries of VIE to pay to the local labor bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The relevant local labor bureau is responsible for meeting all retirement benefit obligations; hence, the Group has no further commitments beyond its monthly contribution. The following table presents the Group’s employee welfare benefits expenses for the six months ended June 30, 2023 and 2024:

	For the six months ended June 30，
	2023	2024
	RMB	RMB
Contributions to medical and pension schemes	10,438	9,910
Other employee benefits	3,519	3,221
Total	13,957	13,131

*The amounts of “Contributions to medical and pension schemes” and “Other employee benefits” for the six months ended June 30, 2023 have been revised to correct for a formula error in the preparation of this disclosure. The errors were disclosure only and did not have any impact to the previously reported unaudited interim condensed consolidated results of operations, financial position, or cash flows.

The impact of the revision on the previously reported employee welfare benefits expenses for this disclosure is as follows:

	For the six months ended June 30,
	2023
	As Previously Reported	Adjustment	As Revised
	RMB	RMB	RMB
Contributions to medical and pension schemes	7,117	3,321	10,438
Other employee benefits	194	3,325	3,519
Total	7,311	6,646	13,957

F-42

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

17. Share-based compensation

(a)	Description of stock option plan

2019 Incentive Plan

In January 2020, the Company permitted the grant of options and restricted shares to relevant directors, officers, senior management, employees and non-employees of the Group (the “2019 Incentive Plan”). Option awards are granted with an exercise price determined by the Board of Directors.

The stock options granted under the 2019 Incentive Plan have a contractual term of 10 years and will expire the earlier of (i) three months after termination of service with the Group, or (ii) upon the tenth anniversary of the grant date.

The stock options granted under the 2019 Incentive Plan will be immediately vested upon grant.

The restricted shares granted under the 2019 Incentive Plan could either be granted with terms that (i) immediately vested upon grant; (ii) 25% vested on each anniversary or 6.25% vested on each quarter for vesting schedule of four years; or (iii) 50% vested on each anniversary for vesting schedule of two years.

2023 Incentive Plan

In September 2023, the Company permitted the grant of options, restricted shares or any other type of awards to relevant directors, employees and non-employees of the Group (the “2023 Incentive Plan”). Option awards are granted with an exercise price determined by the Board of Directors.

In accordance with ASC 718 Stock Compensation, the Group recorded share-based compensation expense on the grant date of the equity interests to its employees equal to the estimated fair-value of such equity interests at the measurement date. The share-based compensation expense was recorded in cost of revenues, selling and marketing expenses, general and administrative expenses and research and development expenses on the unaudited interim condensed consolidated statements of operations and comprehensive loss.

Stock option replacement (the “Replacement”)

On January 1, 2023 and July 1, 2023, a total of 86,871,800 and 20,359,900 vested options were replaced by 86,871,800 and 20,359,900 restricted shares of CCT, which were converted into restricted shares of the Company upon the completion of the Reverse Recapitalization (Note 3). The restricted shares awards are subject to the original vesting schedule of the replaced share options. The Company concluded the cancellation and replacement of awards is a modification, and determined the modification is a probable-to-probable (Type I) modification. The Company has recognized the portion of incremental value of RMB26.2 million and RMB26.3 million as cost of revenues and expenses immediately for those vested options.

F-43

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

17. Share-based compensation (Continued)

(b)	Valuation assumptions

The Group uses binomial option pricing model and adopted fair value per share of ordinary share to determine fair value of the share-based awards. The estimated fair value of each option or each restricted share granted is estimated on the date of grant using the binomial option-pricing model or fair value per share of ordinary share with the following assumptions:

For the six months ended June 30,
Options*	2023	2024
Fair value per share (US$)	*	0.73~5.56
Discount rate (after tax)	*	Not applicable
Risk-free interest rate	*	3.99%-4.36%
Expected volatility	*	64.67%-65.68%
Contractual term (in years)	*	10
Discount for lack of marketability (“DLOM”)	*	Not applicable

*	There were no grants for options for the six months period ended June 30, 2023.

	For the six months ended June 30,
Restricted shares	2023	2024
Fair value per share (US$)	0.36	Not applicable
Discount rate (after tax)	15.5%	Not applicable
Discount for lack of marketability (“DLOM”)	10%	Not applicable

The expected volatility at the grant date and each option valuation date was estimated based on the annualized standard deviation of the daily return embedded in historical share prices of comparable peer companies with a time horizon close to the expected expiry of the term of the options. The weighted average volatility is the expected volatility at the grant date weighted by number of options. The Company has never declared or paid any cash dividends on its shares, and the Group does not anticipate any dividend payments in the foreseeable future. The contractual term is the contract life of the options. The Group estimated the risk-free interest rate based on the market yield of US Government Bonds with maturities of ten years as of the valuation date, plus a country default risk spread between China and US.

F-44

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

17. Share-based compensation (Continued)

(c)	Stock options activities

The following table presents a summary of the Company’s stock options activities for the six months ended June 30, 2023 and 2024.

	Number of Options Outstanding*			Weighted Average exercise price	Weighted average remaining contractual life	Aggregated intrinsic value
	Employees	Consultant	Total
	(in thousands)	(in thousands)	(in thousands)	US$	(in years)	RMB in thousands
Outstanding at January 1, 2023	7,618	331	7,949	1.7905	4.67	65,572
Replacement	(6,381)	-	(6,381)	0.9353	-	-
Forfeited	(9)	-	(9)	8.1442	-	-
Outstanding at June 30, 2023	1,228	331	1,559	5.2484	4.17	86
Exercisable as of June 30, 2023	1,228	331	1,559	5.2484	4.17	86

Outstanding at January 1, 2024	573	-	573	0.6675	9.73	23,775
Replacement	(22)	-	(22)	7.4245	-	-
Granted	599	-	599	0.1000	-	-
Forfeited	(9)	-	(9)	5.3707	-	-
Outstanding at June 30, 2024	1,141	-	1,141	0.1963	9.64	5,979
Exercisable as of June 30, 2024	519	-	519	0.3076	9.60	2,734

*	Shares outstanding for all periods reflect the adjustment for Reverse Recapitalization (Note 3).

The weighted average grant date fair value of options granted for the six months ended June 30, 2023 and 2024 were RMB5.2075 (US$0.7651) and RMB31.7602 (US$4.3704) per option, respectively. No options were exercised for the six months ended June 30, 2023 and 2024.

F-45

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

17. Share-based compensation (Continued)

(d)	Restricted shares activities

The following table sets forth the summary of restricted share activities for the six months ended June 30, 2023 and 2024:

	Number of Restricted Shares Granted*	Weighted-Average Grant Date Fair Value
	(in thousands)	(US$)
Unvested as of January 1, 2023	786	4.8435
Awarded	6,381	4.8590
Vested	(6,527)	4.8481
Forfeited	(93)	5.5574
Outstanding at June 30, 2023	547	4.8427
Unvested as of January 1, 2024	330	5.0223
Replacement	22	4.2700
Awarded	1,546	1.6495
Vested	(1,651)	1.8351
Forfeited	(88)	5.0458
Outstanding at June 30, 2024	159	5.2073

*	Shares outstanding for all periods reflect the adjustment for Reverse Recapitalization (Note 3).

18. Net loss per share

For the six months ended June 30, 2023 and 2024, the Company had potential ordinary shares, including preferred shares before the QIPO, restricted shares and share options granted. As the Group incurred losses for the six months ended June 30, 2023 and 2024, these potential preferred shares, restricted shares and shares options granted were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company.

Considering that the holders of preferred shares have no contractual obligation to participate in the Company’s losses, any losses from the Group should not be allocated to preferred shares.

F-46

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

18. Net loss per share (Continued)

The following table sets forth the computation of basic and diluted net loss per share for the six months ended June 30, 2023 and 2024:

	For the six months ended June 30,
	2023	2024
Numerator:
Net loss	(72,188)	(54,872)
Less: accretions to preferred shares redemption value	(109,991)	-
Net loss attributable to Cheche’s ordinary shareholders	(182,179)	(54,872)
Denominator:
Weighted average number of ordinary shares outstanding, basic	32,705,091	76,264,603
Weighted average number of ordinary shares outstanding, diluted*	32,705,091	76,264,603
Basic net loss per share attributable to Cheche’s ordinary shareholders	(5.57)	(0.72)
Diluted net loss per share attributable to Cheche’s ordinary shareholders	(5.57)	(0.72)

*	For the six months ended June 30, 2023 and 2024, the Company had potential ordinary shares, including preferred shares, restricted shares and share options. On a weighted average basis, 33,480,380 and nil preferred shares, 7,120,212 and 253,199 restricted shares, and 1,561,711 and 766,667 share options were excluded from the computation of diluted net loss per ordinary share because including them would have had an anti-dilutive effect for the six months ended June 30, 2023 and 2024, respectively.

19. Commitments and Contingencies

(a)	Commitments

The Group leases office space under non-cancelable operating lease agreements, which expire at various dates through June 30, 2024. As of December 31, 2023 and June 30, 2024, future minimum lease of RMB1.0 million and RMB1.7 million under non-cancelable operating lease agreements were all due within one year.

(b)	Litigation

As of December 31, 2023 and June 30, 2024, the Group was not involved in any legal or administrative proceedings that may have a material adverse impact on the Group’s business, financial position results of operations, or cash flows.

20. Related Party Balances and Transactions

The table below sets major related parties of the Group and their relationships with the Group:

Entity or individual name	Relationship with the Group
Fanhua Group	Shareholder of the Company

F-47

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

20. Related Party Balances and Transactions (Continued)

The outstanding balance due to related parties as of December 31, 2023 and June 30, 2024 were as follows:

	As of	As of
Balances with related parties	December 31, 2023	June 30, 2024
	RMB	RMB
Amounts due to related parties
Fanhua Group (i)	55,251	58,801

(i)	Corporate borrowings from Fanhua Group

The Group issued a convertible loan in the principal amount of RMB130.0 million to Fanhua Group with an annual interest rate of 10% (the “Convertible Loan”) on October 26, 2017. The due date of the Convertible Loan is October 26, 2020. Pursuant to the Convertible Loan agreement, the entire or any portion of the Convertible Loan can be converted into ordinary shares of the Company. On October 10, 2019, Fanhua Group converted the RMB80.0 million in the principal amount of the Convertible Loan and its accrued interests of RMB14.1 million into an aggregate of 28,684,255 ordinary shares of the Company, at a conversion price of US$0.4766 per share. On the same date, Fanhua Group gave up its conversion right for the remaining balance of the Convertible Loan in accordance with a Convertible Loan Payment Plan Agreement entered by these two parties (the “Payment Plan Agreement”). Upon the conversion, Fanhua Group held 3.4% equity interest in the Group. In October 2020, the Group entered into a supplemental agreement to the Payment Plan Agreement with Fanhua Group to extend the remaining principal balance in the Convertible Loan of RMB50.0 million and corresponding interest of RMB15.0 million as additional principal to October 26, 2022 (the “Corporate borrowings from Fanhua Group”). RMB10 million of the aggregated principal amount of RMB65 million with an annual interest rate of 10% was due on January 10, 2021 and the remaining of RMB55.0 million was due on October 26, 2022.

In 2021, the Group repaid the aggregated principal amount of RMB6.3 million to Fanhua Group. In October 2022, the Group entered into another supplemental agreement to the Payment Plan Agreement with Fanhua Group to extend the remaining balance of the Corporate borrowings from Fanhua Group to October 26, 2024, which caused the presentation of the borrowing reclassified from current liabilities to non-current liabilities. None of the other terms of the Corporate borrowings from Fanhua Group had changed in the supplemental agreement.

In 2023, the Group repaid the aggregated amount of RMB12.6 million to Fanhua Group. As of December 31, 2023, the balance of the Corporate borrowings from Fanhua Group was RMB55.3 million, and the remaining balance of the Corporate borrowings from Fanhua Group will be mature on October 26, 2024, which caused the presentation of the borrowing reclassified from non-current liabilities to current liabilities.

As of June 30, 2024, the balance of the Corporate borrowings from Fanhua Group was RMB58.8 million.

The Group elected fair value option to account for the Convertible Loan and the Corporate borrowings from Fanhua Group, and recognized loss/(gain) under “Changes in fair value of amounts due to related party” and “Fair value changes of amounts due to related party due to own credit risk” in the unaudited interim condensed consolidated statements of operations and comprehensive loss of RMB3.8 million and RMB3.3 million and RMB0.3 million and RMB0.3 million for the six months ended June 30, 2023 and 2024, respectively.

The Group engaged an independent valuation firm to assist the management in its assessment of fair value of the Corporate borrowings at each end of reporting period. The fair value measurements of the Corporate borrowings are based on significant inputs not observable in the market, and thus represent Level 3 fair value measurements. The Group utilized the following assumptions to estimate the fair value of the Corporate borrowings:

	As of	As of
	December 31, 2023	June 30, 2024
Discount rate	11.87%	11.17%

F-48

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

20. Related Party Balances and Transactions (Continued)

(i) Corporate borrowings from Fanhua Group (Continued)

The movement of Corporate borrowings from Fanhua Group is as follows:

Corporate Borrowings
RMB
Balance as of January 1, 2023	59,932
Change in fair value	3,836
Change in other comprehensive income	300
Balance as of June 30, 2023	64,068
Balance as of January 1, 2024	55,251
Change in fair value	3,286
Change in other comprehensive income	254
Others	10
Balance as of June 30, 2024	58,801

21. Fair Value Measurement

Assets and liabilities measured at fair value on a nonrecurring basis

As of December 31, 2023 and June 30, 2024, the Company had no financial assets or financial liabilities that are measured at fair value on non-recurring basis. The Company measured its non-financial assets, such as its property, equipment and leasehold improvements, intangible assets, goodwill on a nonrecurring basis whenever events or changes in circumstances indicate that the carrying value may no longer be recoverable.

Assets and liabilities measured at fair value on a recurring basis

The Company measured the Corporate borrowings from Fanhua Group and warrant at fair value on a recurring basis. As the Company’s Corporate borrowings from Fanhua Group and warrant are not traded in an active market with readily observable prices, the Company uses significant unobservable inputs to measure the fair value of the Corporate borrowings from Fanhua Group and warrant. They are categorized in the Level 3 valuation hierarchy based on the significance of unobservable factors in the overall fair value measurement. The Company did not transfer any assets or liabilities in or out of level 3 during the six months ended June 30, 2023 and 2024.

The following table summarizes the Company’s financial liabilities measured and recorded at fair value on recurring basis as of December 31, 2023 and June 30, 2024:

	As of December 31, 2023
	Active Market (Level 1)	Observable Input (Level 2)	Unobservable Input (Level 3)	Total
	RMB	RMB	RMB	RMB
Liabilities:
Warrant	5,419	-	850	6,269
Corporate borrowings from Fanhua Group	-	-	55,251	55,251

	As of June 30, 2024
	Active Market (Level 1)	Observable Input (Level 2)	Unobservable Input (Level 3)	Total
	RMB	RMB	RMB	RMB
Liabilities:
Warrant	2,921	-	1	2,922
Corporate borrowings from Fanhua Group	-	-	58,801	58,801

F-49

CHECHE GROUP INC. NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (All amounts in thousands, except for share and per share data)

21. Fair Value Measurement (Continued)

Warrant

The fair value of the warrants converted from Prime Impact are measured based on the listed market price of such warrant, a Level 1 measurement. The fair value of the warrants converted from CCT are measured based on binomial option pricing model, a Level 3 measurement. Management is responsible for determining the fair value and assessing a number of factors. The valuation involves complex and subjective judgements as well as the Company’s best estimates on the valuation date. Key inputs related to the binomial option pricing model for the valuation of the fair value of warrants are: expiry date of warrant, fair market value per share as of valuation date, exercise price, risk free rate of interest, dividend yield, expected time to exercise as well as volatility.

Corporate borrowings from Fanhua Group

The Group classified the Corporate borrowings from Fanhua Group as current liability and measured at fair value. The Group classifies the valuation techniques that use fair value of the principle as Level 3 of fair value measurements. Generally, there are no quoted prices in active markets and other inputs that are directly or indirectly observable in the marketplace for the Corporate borrowings from Fanhua Group during the period at the reporting date. In order to determine the fair value, the Group must use the discounted cash flow method and earning forecast as unobservable inputs other than quoted prices in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

22. Subsequent Events

In July 2024, the Group received the aggregated principal of RMB10.0 million and interest of RMB0.03 million from Baohe.

In August 2024, the Group repaid the aggregated principal of RMB10.0 million to Fanhua Group.

In August 2024, the Group entered into another supplemental agreement to the Payment Plan Agreement with Fanhua Group to extend the remaining balance of the Corporate borrowings from Fanhua Group to October 26, 2026.

23. Restricted Net Assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries, VIE and subsidiaries of VIE can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the general reserve fund and the statutory surplus fund respectively. The general reserve fund and the statutory surplus fund require that annual appropriations of 10% of net after-tax income should be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries, VIE and subsidiaries of VIE are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans, or advances, which restricted portion amounted to RMB328.5 million and RMB342.6 million as of December 31, 2023 and June 30, 2024. Furthermore, cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency at the time of requesting such conversion may temporarily delay the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations. Even though the Company currently does not require any such dividends, loans, or advances from the PRC subsidiaries, VIE and subsidiaries of VIE for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries, VIE and subsidiaries of VIE due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

F-50